As filed with the Securities and Exchange Commission on July 28, 2006

Registration No. 333-

Registration No. 811-21933

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES

ACT OF 1933

and

REGISTRATION STATEMENT UNDER THE INVESTMENT

COMPANY ACT OF 1940

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

(Exact Name of Registrant)

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

(Name of Depositor)

720 East Wisconsin Avenue, Milwaukee, Wisconsin	53202
(Address of Depositor’s Principal Executive Offices)	(Zip Code)

Depositor’s Telephone Number, including Area Code 414-271-1444

ROBERT J. BERDAN, Vice President, General Counsel and Secretary

The Northwestern Mutual Life Insurance Company

720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

(Name and Address of Agent for Service)

Copy to:

Terry R. Young, Assistant General Counsel

The Northwestern Mutual Life Insurance Company

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

It is proposed that this filing will become effective as soon as practicable after the effective date of the registration statement.

Title of Securities Being Registered: Interests in the Separate Account under Northwestern Mutual Flexible Premium Variable Adjustable Life Insurance Policies

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Prospectus

[            ], 2006

Custom Variable Universal Life

Issued by The Northwestern Mutual Life Insurance Company

and Northwestern Mutual Variable Life Account II

This prospectus describes a flexible premium variable universal life insurance policy (the “Policy”) issued by The Northwestern Mutual Life Insurance Company. The Policy is a long-term investment designed to provide a Life Insurance Benefit upon the death of the Insured. This prospectus provides basic information that you should know before purchasing the Policy. You should consider the Policy in conjunction with other insurance you own. Replacing your existing life insurance with this Policy may not be to your advantage. In addition, it may not be to your advantage to finance the purchase or maintenance of this Policy through a loan or through withdrawals from another policy. Please consult your Network Representative.

You may choose to invest your Net Premiums in one or more Divisions of the Northwestern Mutual Variable Life Account II (the “Separate Account”). Each Division of the Separate Account invests exclusively in shares of a single series of a Fund (a “Portfolio”). Each Portfolio available as an investment option under the Policy is identified below:

Northwestern Mutual Series Fund, Inc.
Small Cap Growth Stock Portfolio	Large Cap Core Stock Portfolio
T. Rowe Price Small Cap Value Portfolio	Capital Guardian Domestic Equity Portfolio
Aggressive Growth Stock Portfolio	T. Rowe Price Equity Income Portfolio
International Growth Portfolio	Index 500 Stock Portfolio
Franklin Templeton International Equity Portfolio	Asset Allocation Portfolio
AllianceBernstein Mid Cap Value Portfolio	Balanced Portfolio
Index 400 Stock Portfolio	High Yield Bond Portfolio
Janus Capital Appreciation Portfolio	Select Bond Portfolio
Growth Stock Portfolio	Money Market Portfolio

Fidelity® Variable Insurance Products Fund III

Mid Cap Portfolio

Russell Investment Funds
Multi-Style Equity Fund	Core Bond Fund
Aggressive Equity Fund	Real Estate Securities Fund
Non-U.S. Fund

Please note that the Policy and the Portfolios are not guaranteed to achieve their goals; are not federally insured; are not bank deposits; are not endorsed by any bank or government agency; and are subject to risks, including loss of the principal amount invested.

Please carefully read this prospectus and the accompanying prospectuses for the corresponding Portfolios and keep them for future reference. These prospectuses provide information that you should know before investing in the Policy. No person is authorized to make any representation in connection with the offering of the Policy other than those contained in these prospectuses.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved the Policy or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense. The Policy may not be available in all states and is only offered where it can be lawfully sold.

Contents of this Prospectus

Owner Inquiries	28
Illustrations	29
Tax Considerations	29
Distribution of the Policy	33
Glossary of Terms	33
Additional Information	36

PROSPECTUS

Summary of Policy Benefits and Risks

The Policy is a flexible premium variable universal life insurance policy that provides life insurance protection in the event of the death of the Insured. The Life Insurance Benefit payable to the Beneficiary may vary and your Policy Value will vary based on the investment performance of the Divisions you choose. You may make withdrawals and loans from your Policy Value subject to certain conditions described in the Policy and this prospectus. You may surrender the Policy at any time. We do not guarantee any minimum Policy Value or Cash Surrender Value. You could lose some or all of your money.

This summary describes the Policy’s important benefits and risks. More complete information is included elsewhere in this prospectus, the Portfolio prospectuses and in the Policy. Most of the capitalized terms used in this prospectus are defined at the end of this prospectus in the Glossary of Terms.

Benefits of the Policy

Death Benefit

The primary benefit of the Policy is the life insurance protection that it provides. The Policy offers three Death Benefit options:

Option A - Specified Amount;

Option B - Specified Amount Plus Policy Value; and

Option C - Specified Amount Plus Cumulative Premiums Paid Minus Cumulative Withdrawals.

Under each of these options, you select the Specified Amount subject to our availability limits. We increase the Death Benefit, if necessary, in order for the Policy to meet minimum death benefit requirements under the Code. We also offer an optional Death Benefit Guarantee under which you select a Death Benefit Guarantee Period (up to the lifetime of the Insured) during which the Policy is guaranteed not to terminate provided certain conditions are met. After a Policy is issued, you may change your Death Benefit option or decrease the Specified Amount, upon written request, subject to our approval. A Death Benefit option change may result in changes to or termination of the Death Benefit Guarantee. You also may elect to change the Policy to Fixed Paid-Up insurance subject to certain conditions.

Surrenders, Withdrawals and Loans

You may surrender your Policy for the Cash Surrender Value, subject to a surrender charge during the first ten Policy Years. You may also withdraw part of your Policy Value, subject to certain conditions. In addition, you may borrow up to a maximum of 90% of the excess of your Policy Value over any applicable surrender charge, using the Policy as security. Withdrawals and loans reduce your Cash Surrender Value and Death Benefit, may have a negative impact on your Death Benefit Guarantee and increase the risk that your Policy will lapse. Surrenders, withdrawals and loans also may have adverse tax consequences.

Payment Plan Options

Life Insurance Benefit and surrender proceeds are payable in a lump sum or under one of several fixed payment plan options we offer. More detailed information concerning these payment plan options is included elsewhere in this prospectus.

Allocation of Premiums and Invested Assets

You control the amount and timing of Premium Payments, within limits. You may direct the allocation of your Premium Payments among Divisions of the Separate Account, change your investment selections, and transfer Invested Assets among the Divisions subject to certain limitations. You also may make automatic transfers using our Dollar Cost Averaging and Portfolio Rebalancing programs.

Optional Benefits

Three optional benefits are available under the Policy: the Waiver Benefit: Payment of Specified Monthly Charges Upon Total Disability; the Waiver Benefit: Payment of Selected Monthly Premium Upon Total Disability; and the Additional Purchase Benefit. You may select either the Payment of Specified Monthly Charges Upon Total Disability Benefit or the

Payment of Selected Monthly Premium Upon Total Disability Benefit, but not both. These optional benefits are not available for all Issue Ages and risk classifications, and may not be available in all states.

Right to Return Policy

You may return the Policy for a refund within 10 days (or later where required by state law) after you receive it by returning the Policy to us at our Home Office or to your Network Representative. The amount of your refund will equal the Invested Assets under the Policy on the date we receive the returned Policy at our Home Office plus any previously deducted Premium Expense Charge, Monthly Policy Charges and Service Charges, unless state law requires otherwise. A complete explanation of your right to return the Policy may be found on the face page of your Policy.

Tax Considerations

Your Policy is structured to meet the definition of a life insurance contract under the Code. We may need to limit the amount of Premium Payments you make under the Policy to ensure that your Policy continues to meet that definition. Current federal tax law generally excludes all Death Benefits of a life insurance policy from the gross income of the Beneficiary. In addition, you generally are not subject to taxation on any increase in the Policy Value until it is withdrawn and you will be able to transfer Invested Assets among the Divisions of the Separate Account tax free. Generally, you are taxed at ordinary income rates on surrender and withdrawal proceeds only if those amounts, when added to all previous distributions, exceed the total Premium Payments made.

Risks of the Policy

Policy for Long-Term Protection

Your Policy is designed to serve your long-term life insurance protection need. It is not suitable for short-term life insurance protection nor for short-term investing.

Investment Risk

Your Policy Value will fluctuate with the performance of the Divisions among which you allocate your Invested Assets. Amounts you allocate among the Divisions may grow in value, decline in value or grow less than you expect depending on the investment performance of the corresponding Portfolios. Your Invested Assets are not guaranteed, and you can lose money. Depending on any Death Benefit Guarantee in effect, you may be required to pay more premiums than originally planned in order to keep the Policy in force.

A comprehensive discussion of the investment objectives and risks of each Portfolio may be found in each Portfolio’s prospectus. There is no assurance that any Portfolio will achieve its stated investment objective. The Policy is not designed for frequent or short-term trading.

Policy Lapse

Insufficient Premium Payments, poor investment results, withdrawals and unpaid loans or loan interest may cause your Policy to lapse, meaning you will no longer have any life insurance coverage. If, on a Monthly Processing Date, the Cash Surrender Value (takes into account any applicable surrender charge) is not enough to pay the Monthly Policy Charge, your Policy will enter a 61-day grace period, unless the Death Benefit Guarantee is in effect. If your Policy enters a grace period, we will notify you that the Policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient payment. Your Policy may be reinstated within three years after it has lapsed, subject to certain conditions.

Policy Loan Risks

A Policy loan, whether or not repaid, will affect your Policy Value over time because the amounts borrowed do not participate in the investment performance of the Divisions. The Life Insurance Benefit is reduced by the amount of any outstanding Policy Debt. If you surrender the Policy or allow it to lapse while Policy Debt is outstanding, the amount of Policy Debt, to the extent it has not previously been taxed, will be considered as an amount you received and taxed accordingly. Policy Debt reduces the Cash Surrender Value and increases the risk that your Policy will lapse.

Limitations on Access to Your Values

We will deduct a surrender charge if you surrender your Policy in the first ten Policy Years. Even if you have Invested Assets, it is possible that you will receive no Cash Surrender Value if you surrender the Policy in the first few Policy Years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of your Policy in the near future.

Even if you do not ask to surrender the Policy, surrender charges may play a role in determining whether the Policy will lapse, because surrender charges affect the Cash Surrender Value which is a measure we use to determine whether your Policy will enter a grace period (and possibly lapse). See “Policy Lapse” above.

You may withdraw a portion of the Cash Surrender Value, subject to limitations on the amount that may be withdrawn. (See “Withdrawals.”) A withdrawal will reduce the Cash Surrender Value and Life Insurance Benefit. The minimum amount of a withdrawal is $250.

A surrender, loan or withdrawal may have tax consequences.

Adverse Tax Consequences

Our understanding of the principal tax considerations for the Policy under current tax law is set forth in this prospectus. There are areas of some uncertainty under current law, and we do not address the likelihood of future changes in the law or interpretations thereof. Among other risks, your Policy may become a modified endowment contract (as defined under the Code) if the cumulative Premium Payments exceed a defined limit. If a Policy is treated as a modified endowment contract, surrenders, withdrawals and Policy loans will be taxable as ordinary income to the extent there are earnings in the Policy, and a 10% penalty tax may apply to these distributions. Excessive Policy loans could cause a Policy to terminate with insufficient value to pay the tax due upon termination.

Risk of an Increase in Current Fees and Expenses

Certain insurance charges are currently assessed at less than their maximum levels. We may increase these current charges in the future up to the guaranteed maximum levels. In addition, the operating expenses of the Portfolios are not guaranteed and may increase or decrease over time. If fees and expenses are increased, you may need to increase the amount and/or frequency of Premium Payments to keep the Policy in force.

Fee and Expense Tables

The following tables describe the fees and expenses that are payable when you buy, own, and surrender the Policy. See “Charges and Expenses” for a more detailed description.

Transaction Fees

The first table describes the fees and expenses that are payable at the time that you buy the Policy, make Premium Payments, surrender the Policy, make withdrawals, transfer Invested Assets among the Divisions, or make certain changes to the Policy.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
		Current Charge	Guaranteed Maximum Charge
State Premium Tax Charge	Upon each Premium Payment	2.00% of Premium Payment	No maximum - Charge may increase to reflect actual costs
OBRA Expense Charge (federal deferred acquisition cost charge)[1]	Upon each Premium Payment	1.30% of Premium Payment

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
		Current Charge	Guaranteed Maximum Charge
Sales Load	Upon each Premium Payment	5.20% of premium up to Target Premium[2] in Policy Years 1-10; 1.70% of premium up to Target	Same as current charge

		Premium in Policy Years 11 and beyond; and 1.70% of premium in excess of Target Premium for each Policy Year
Surrender Charge[3]

Minimum Charge[4]	Upon surrender or change to fixed paid-up insurance during the first ten Policy Years	13% in Policy Years 1-5 of the premium paid in the first Policy Year up to the Target Premium (grading down monthly in Policy Years 6-10 to 0%)	Same as current charge

Maximum Charge[5]	Upon surrender or change to fixed paid-up insurance during the first ten Policy Years	50% in Policy Years 1-5 of the premium paid in the first Policy Year up to the Target Premium (grading down monthly in Policy Years 6-10 to 0%)	Same as current charge

Charge for Insured Issue Age 35	Upon surrender or change to fixed paid-up insurance during the first ten Policy Years	50% in Policy Years 1-5 of the premium paid in the first Policy Year up to the Target Premium (grading down monthly in Policy Years 6-10 to 0%)	Same as current charge

Withdrawal Fee	Upon withdrawal	Currently waived	$25.00

Transfer Fee	Upon transfer	Currently waived	$25.00

Change in Death Benefit Option Fee	Upon change in Death Benefit Option	Currently waived	$25.00

Reduction in Specified Amount Fee	Upon reduction in Specified Amount	Currently waived	$25.00 per change after first decrease in a Policy Year

[1]	Due to a federal tax law change under the Omnibus Budget Reconciliation Act of 1990, as amended (“OBRA”), insurance companies are generally required to capitalize and amortize certain acquisition expenses rather than currently deducting such expenses. Due to this capitalization and amortization, the corporate income tax burden on insurance companies has been affected. We currently make a charge of 1.30% against each Premium Payment to compensate us for corporate income taxes.

[2]	The Target Premium is a hypothetical annual premium, which varies based on the Specified Amount, Death Benefit Option, Death Benefit Guarantee Period, any additional benefits, and the Insured’s age, gender and underwriting class. The Target Premium for your Policy is shown on the Policy Schedule Pages.

[3]	The initial surrender charge percentage varies by Issue Age and remains level between Policy Years one through five, and declines monthly in Policy Years six through ten to zero. The surrender charge shown in the table may not be representative of the charge a particular Owner would pay. For more information on the surrender charge, see “Surrender Charges” in this prospectus. The Schedule of Maximum Charges to your Policy will indicate the maximum surrender charges applicable to your Policy.

[4]	The minimum Surrender Charge assumes that the Insured has the following characteristics: Issue Age 75.

[5]	The maximum Surrender Charge assumes that the Insured has the following characteristics: Issue Ages 0-54.

Periodic Charges (Other than Portfolio Operating Expenses)

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy other than the operating expenses for the Portfolios. See “Charges and Expenses” for a more detailed description.

Periodic Charges (Other than Portfolio Operating Expenses)[1]
Charge	When Charge is Deducted	Amount Deducted
		Current Charge	Guaranteed Maximum Charge
Administrative Charge

Minimum Charge[2]	Monthly, on each Monthly Processing Date	$6.08 for Policy Years 1-10; $2.92 for Policy Years 11 and beyond	$12.92 for Policy Years 1-10; $8.67 for Policy Years 11 and beyond

Maximum Charge[3]	Monthly, on each Monthly Processing Date	$24.08 for Policy Years 1-10; $5.50 for Policy Years 11 and beyond	$41.08 for Policy Years 1-10; $16.25 for Policy Years 11 and beyond

Charge for Insured Issue Age 35, Premier Non-Tobacco risk classification	Monthly, on each Monthly Processing Date	$10.50 for Policy Years 1-10; $3.00 for Policy Years 11 and beyond	$19.67 for Policy Years 1-10; $9.08 for Policy Years 11 and beyond

Underwriting and Issue Charge

Minimum Charge[4]	Monthly, on each Monthly Processing Date during the first ten Policy Years	$0.0048417 per $1,000 of Initial Specified Amount	Same as current charge

Maximum Charge[5]	Monthly, on each Monthly Processing Date during the first ten Policy Years	$0.0338750 per $1,000 of Initial Specified Amount	Same as current charge

Charge for Insured Issue Age 35, Premier Non-Tobacco risk classification	Monthly, on each Monthly Processing Date during the first ten Policy Years	$0.0069667 per $1,000 of Initial Specified Amount	Same as current charge

Deferred Sales Charge

Minimum Charge[6]	Monthly, on each Monthly Processing Date during the first ten Policy Years	1.075% of premium paid in the first Policy Year up to Target Premium for Policy Years 1-10	Same as current charge

Maximum Charge[7]	Monthly, on each Monthly Processing Date during the first ten Policy Years	1.35% of premium paid in the first Policy Year up to Target Premium for Policy Years 1-10	Same as current charge

Charge for Insured Issue Age 35, Premier Non-Tobacco risk classification	Monthly, on each Monthly Processing Date during the first ten Policy Years	1.179% of premium paid in the first Policy Year up to Target Premium for Policy Years 1-10	Same as current charge

Periodic Charges (Other than Portfolio Operating Expenses)[1]
Charge	When Charge is Deducted	Amount Deducted
		Current Charge	Guaranteed Maximum Charge

Policy Debt Expense Charge	Monthly, on each Monthly Processing Date where there is Policy Debt

0.65% (0.05417% monthly rate) of Policy Debt for Policy Years 1-10

0.50% (0.04167% monthly rate) of Policy Debt for Policy Years 11-20

0.35% (0.02917% monthly rate) of Policy Debt for Policy Years 21 and above

All Policy Years 2.00% (0.16667% monthly rate) of Policy Debt

Death Benefit Guarantee Charge	Monthly, on each Monthly Processing Date the Death Benefit Guarantee is in force	$0.01 per $1,000 of Guaranteed Minimum Death Benefit	$0.02 per $1,000 of Guaranteed Minimum Death Benefit

Cost of Insurance Charge[8]

Minimum Charge[9]	Monthly, on each Monthly Processing Date	$0.00842 per $1,000 of net amount at risk	$0.01500 per $1,000 of net amount at risk

Maximum Charge[10]	Monthly, on each Monthly Processing Date	$83.33 per $1,000 of net amount at risk	$83.33 per $1,000 of net amount at risk

Charge for Insured Issue Age 35, Male, Premier Non-Tobacco risk classification (varies by Policy duration)	Monthly, on each Monthly Processing Date	Varies from $0.018984 to $83.33 per $1,000 of net amount at risk	Varies from $0.090823 to $83.33per $1,000 of net amount at risk

Mortality and Expense Risk Charge	Monthly, on each Monthly Processing Date

0.35% (0.02917% monthly rate) of Invested Assets for Policy Years 1-10

0.20% (0.01667% monthly rate) of Invested Assets for Policy Years 11-20

0.05% (0.00417% monthly rate) of Invested Assets for Policy Years 21 and above

All Policy Years: 0.60% (0.050% monthly rate) of Invested Assets

Payment of Selected Monthly Premium Upon Total Disability Benefit Charge[11]

Minimum Charge[12]	Monthly, on each Monthly Processing Date	$0.007 per $1.00 of Selected Monthly Premium	Same as current charge

Periodic Charges (Other than Portfolio Operating Expenses)[1]
Charge	When Charge is Deducted	Amount Deducted
		Current Charge	Guaranteed Maximum Charge
Maximum Charge[13]	Monthly, on each Monthly Processing Date	The greater of $0.092 per $1.00 of Selected Monthly Premium, or $0.147 per $1.00 of Specified Monthly Charges	Same as current charge

Charge for Insured Attained Age 35, Premier Non-Tobacco risk classification	Monthly, on each Monthly Processing Date	$0.012 per $1.00 of Selected Monthly Premium	Same as current charge

Payment of Specified Monthly Charges Upon Total Disability Benefit Charge [14]

Minimum Charge[15]	Monthly, on each Monthly Processing Date	$0.006 per $1.00 of Specified Monthly Charges	Same as current charge

Maximum Charge[16]	Monthly, on each Monthly Processing Date	$0.147 per $1.00 of Specified Monthly Charges	Same as current charge

Charge for Insured Attained Age 35, Male, Premier Non-Tobacco risk classification	Monthly, on each Monthly Processing Date	$0.011 per $1.00 of Specified Monthly Charges	Same as current charge

Additional Purchase Benefit Charge[17]

Minimum Charge[18]	Monthly, on each Monthly Processing Date	$0.033 per $1,000 of additional purchase benefit amount	Same as current charge

Maximum Charge[19]	Monthly, on each Monthly Processing Date	$0.132 per $1,000 of additional purchase benefit amount	Same as current charge

Charge for Insured Issue Age 0	Monthly, on each Monthly Processing Date	Representative: $0.033 per $1,000 of additional purchase benefit amount	Same as current charge

[1]	The charges described in this table may vary based upon one or more of the following characteristics: Insured underwriting class; Issue Age; sex; underwriting amount; Specified Amount (up to a maximum – currently $5 million); Target Premium; Policy Debt and Policy Duration Your Policy Schedule Pages will indicate the guaranteed maximum charge for each periodic charge under your Policy. More detailed information, including personalized illustrations is available from your Network Representative.

[2]	The minimum Administrative Charge assumes that the Insured has the following characteristics: Issue Age 0-15, standard risk classification.

[3]	The maximum Administrative Charge assumes that the Insured has the following characteristics:, Issue Age 75, substandard risk classification.

[4]	The minimum Underwriting and Issue Charge assumes that the Insured has the following characteristics:, Issue Age 55, standard risk classification.

[5]	The maximum Underwriting and Issue Charge assumes that the Insured has the following characteristics: Issue Age 25, substandard risk classification.

[6]	The minimum Deferred Sales Charge assumes that the Insured has the following characteristics: Issue Age 75, Premier or Preferred Non-Tobacco risk classification.

[7]	The maximum Deferred Sales Charge assumes that the Insured has the following characteristics: Issue Age 55, Class 2-9 Non-Tobacco risk classification.

[8]	The Cost of Insurance Charge will vary based on the Insured’s Issue Age, sex, underwriting class, Policy duration, and Specified Amount. The Cost of Insurance Charges shown in the table may not be representative of the charges a particular Owner may pay. The net amount at risk is approximately equal to the Death Benefit minus the Policy Value.

[9]	The minimum Cost of Insurance Charge assumes that the Policy is in the first Policy Year, and that the Insured has the following characteristics: Female, Issue Age 5, Premier Non-Tobacco risk classification. The minimum Cost of Insurance Charge shown may also apply to other combinations of Policy duration and Insured characteristics.

[10]	The maximum Cost of Insurance Charge assumes that the Insured has the following characteristics: Attained Age 120. The maximum Cost of Insurance Charge shown may also apply to other combinations of Policy duration and Insured characteristics.

[11]	The charge for the Payment of Selected Monthly Premium Upon Total Disability vary based on Insured’s Attained Age and risk classification. For substandard risks, the charges may be increased by a multiple of up to 4.5 times the standard rate. The charges shown in the table may not be representative of the charges a particular Owner may pay. Selected Monthly Premium is an amount the Policy Owner selects subject to a maximum permitted amount.

[12]	The minimum Payment of Selected Monthly Premium Upon Total Disability Charge assumes that the Insured has the following characteristics: Attained Ages 0-26, standard risk classification.

[13]	The maximum Payment of Selected Monthly Premium Upon Total Disability Charge assumes that the Insured has the following characteristics: Attained Age 59, standard risk classification.

[14]	The charge for the Payment of Specified Monthly Charges Upon Total Disability vary based on the Insured’s Attained Age and risk classification. For substandard risks, the charges may be increased by a multiple of up to 4.5 times the standard rate. The charges shown in the table may not be representative of the charges a particular Owner may pay. Specified Monthly Charges are the Monthly Policy Charges (excluding the Monthly Policy Debt Expense Charge).

[15]	The minimum Payment of Specified Monthly Charges Upon Total Disability Charge assumes that the Insured has the following characteristics: Attained Ages 0-21, standard risk classification.

[16]	The maximum Payment of Specified Monthly Charges Upon Total Disability Charge assumes that the Insured has the following characteristics: Attained Age 59, standard risk classification.

[17]	The charge for the Additional Purchase Benefit vary based on the Insured’s Issue Age. The charges shown in the table may not be representative of the charges a particular Owner may pay. The maximum Additional Purchase Benefit amount is the lesser of two times the Specified Amount and $150,000.

[18]	The minimum Additional Purchase Benefit Charge assumes that the Insured has the following characteristics: Issue Age 0.

[19]	The maximum Additional Purchase Benefit Charge assumes that the Insured has the following characteristics: Issue Age 38.

Range of Total Annual Portfolio Operating Expenses

The next table describes the Portfolio fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the Portfolios for the fiscal year ended December 31, 2005. The first line of the table lists expenses that do not reflect fee waivers or expense limits and reimbursements, nor do they reflect short-term trading redemption fees, if any, charged by the Portfolios. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

	Minimum	Maximum
Range of Total Annual Portfolio Operating Expenses (expenses include investment advisory fees, distribution (12b-1) fees, and other expenses as a percentage of average underlying Portfolio assets)*	0.20%	1.26%
Range of Total Annual Portfolio Operating Expenses After Contractual Fee Waiver or Reimbursement**	0.20%	1.15%

*	For certain Portfolios, certain expenses were reimbursed or fees waived during 2005. It is anticipated that these voluntary expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these arrangements and any contractual fee waiver or expense reimbursement arrangement, annual Portfolio operating expenses would have ranged from a minimum of 0.20% to a maximum of 1.12%.

**	The “Range of Total Annual Portfolio Operating Expenses after Contractual Fee Waiver or Reimbursement” line in the above table shows the minimum and maximum fees and expenses charged by any of the Portfolios that have contractual fee waiver or reimbursement arrangements in place. Those contractual arrangements are designed to reduce total annual Portfolio operating expenses for Owners and will continue until April 30, 2007. For more information about which Portfolios currently have such contractual reimbursement or fee waiver arrangements in place, see the Portfolio prospectuses.

Northwestern Mutual

The Northwestern Mutual Life Insurance Company, together with its subsidiaries and affiliates, offers insurance products and investment products and advisory services that are designed to address its clients’ needs for financial security and protection, wealth accumulation and distribution and estate preservation. Organized as a mutual life insurance company by a special act of the Wisconsin Legislature in 1857, the Company is licensed to conduct a conventional life insurance business in the District of Columbia and in all states of the United States. Its total assets exceed $132 billion as of

December 31, 2005. The Home Office is located at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

“Northwestern Mutual,” “we,” “us,” “Company,” and “our” in this prospectus mean The Northwestern Mutual Life Insurance Company.

The Separate Account

We established Northwestern Mutual Variable Life Account II (the “Separate Account”) by action of our Trustees on March 22, 2006, in accordance with the provisions of Wisconsin insurance law. The Separate Account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”).

You may allocate the money you invest under your Policy among the Divisions. Each Division corresponds to one of the Portfolios of the Funds. Under Wisconsin law, the investment operations of the Separate Account are kept separate from our other operations. The values for your Policy supported by the Separate Account will not be affected by income, gains, or losses from the rest of our business. The income, gains or losses, realized or unrealized, for the assets we place in the Separate Account for your Policy will determine the value of your Policy supported by the Separate Account, and will not affect the rest of our business. The assets in the Separate Account are reserved for you and other owners of variable life insurance policies, although the assets belong to us and we do not hold the assets as a trustee. While we and our creditors cannot reach the assets of the Separate Account to satisfy other obligations until our obligations under your Policy have been satisfied, all of our assets (except those we hold in certain other separate accounts) are available to satisfy our obligations under your Policy.

Where permitted by law and subject to any required regulatory approvals or votes by policy owners, we reserve the right to:

•	operate the Separate Account or a Division either as a unit investment trust or a management investment company under the 1940 Act, or in any other form permitted by law, if deemed by the Company to be in the best interest of policy owners;

•	invest current and future assets of a Division in securities of another Portfolio as a substitute for shares of a Portfolio already purchased or to be purchased;

•	register or deregister the Separate Account under the 1940 Act or change its classification under that Act;

•	create new separate accounts;

•	combine the Separate Account with any other separate account;

•	transfer the assets and liabilities of the Separate Account to another separate account;

•	add, delete or make substitutions for the securities and other assets held or purchased by the Separate Account;

•	terminate and/or liquidate the Separate Account;

•	restrict or eliminate any voting rights of Policy Owners or other persons having voting rights as to the Separate Account; and

•	make any changes to the Separate Account to conform with, or required by any change in, federal tax law, the 1940 Act and regulations promulgated thereunder, or any other applicable federal or state laws.

In the event that we take any of these actions, we may make an appropriate endorsement of your Policy and take other actions necessary to comply with applicable law.

The Funds

A variety of investment options are offered under the Policy for the allocation of Invested Assets. However, the Company does not endorse or recommend a particular option, nor does it provide asset allocation or investment advice. You are responsible for choosing your investment options and should make your choices based on your individual situation and risk tolerances. After making your initial allocation decisions, you should monitor your allocations and periodically review the options you select and the amounts allocated to each to ensure your selections continue to be appropriate. The amounts you invest in a particular Division are not guaranteed and, because both principal and any return on the investment are subject to market risk, you can lose money.

The assets of each Division are invested in a corresponding Portfolio that is a series of one of the following mutual funds:

Northwestern Mutual Series Fund, Inc; Fidelity® Variable Insurance Products Fund III; and the Russell Investment Funds. The Separate Account buys shares of the Portfolios at their respective net asset values without sales charge. The Portfolios are available for investment only by separate accounts supporting variable insurance products and are not publicly traded. Their performance can differ substantially from publicly traded mutual funds with similar names. The specific Portfolios available under your Policy may change from time to time, and not all Portfolios in which assets of the Separate Account are invested may be available under your Policy.

The investment objectives of each Portfolio are set forth below. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). YOU CAN FIND MORE DETAILED INFORMATION ABOUT THE PORTFOLIOS, INCLUDING A DESCRIPTION OF RISKS, CONDITIONS OF INVESTING, AND FEES AND EXPENSES OF EACH PORTFOLIO IN THE PORTFOLIO PROSPECTUSES. READ THE PROSPECTUSES FOR THE PORTFOLIOS CAREFULLY BEFORE INVESTING.

Northwestern Mutual Series Fund, Inc.

The investment adviser for the Northwestern Mutual Series Fund is Mason Street Advisors, LLC (“MSA”), our wholly-owned company. The investment advisory agreements for the respective Portfolios provide that MSA will provide services and bear certain expenses of the Fund. MSA employs a staff of investment professionals to manage the assets of the Fund and the other advisory clients of MSA. We provide related facilities and personnel, which MSA uses in performing its investment advisory functions. MSA has retained Templeton Investment Counsel, LLC, Capital Guardian Trust Company, T. Rowe Price Associates, Inc., Alliance Capital Management L.P. and Janus Capital Management LLC under investment sub-advisory agreements to provide investment advice to the Portfolios bearing their names or derivatives thereof.

Portfolio	Investment Objective	Sub-adviser (if applicable)
Small Cap Growth Stock Portfolio	Long-term growth of capital

T. Rowe Price Small Cap Value Portfolio	Long-term growth of capital	T. Rowe Price Associates, Inc.

Aggressive Growth Stock Portfolio	Long-term growth of capital

International Growth Portfolio	Long-term growth of capital

Franklin Templeton International Equity Portfolio	Long-term growth of capital	Templeton Investment Counsel, LLC

AllianceBernstein Mid Cap Value	Long-term growth of capital; current income as a secondary objective	Alliance Capital Management L.P.

Index 400 Stock Portfolio	Investment results that approximate the performance of the Standard & Poor’s MidCap 400® Index

Janus Capital Appreciation Portfolio	Long-term growth of capital	Janus Capital Management LLC

Growth Stock Portfolio	Long-term growth of capital

Large Cap Core Stock Portfolio	Long-term growth of capital and income

Capital Guardian Domestic Equity Portfolio	Long-term growth of capital and income	Capital Guardian Trust Company

T. Rowe Price Equity Income Portfolio	Long-term growth of capital and income	T. Rowe Price Associates, Inc.

Index 500 Stock Portfolio	Investment results that approximate the performance of the S&P 500® Index

Asset Allocation Portfolio	To realize as high a level of total return as is consistent with reasonable investment risk

Balanced Portfolio	To realize as high a level of total return as is consistent with prudent investment risk

High Yield Bond Portfolio	High current income and capital appreciation

Select Bond Portfolio	To realize as high a level of total return as is consistent with prudent investment risk; a secondary objective is to seek preservation of shareholders’ capital

Money Market Portfolio	Maximum current income consistent with liquidity and stability of capital*

*	An investment in a money market portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any government agency. During extended periods of low interest rates, the yield of a money market portfolio may also become extremely low and possibly negative.

Fidelity® Variable Insurance Products Fund III

The Fidelity® VIP Mid Cap Portfolio is a series of Variable Insurance Products Fund III. The Separate Account buys Service Class 2 shares of the Fidelity® VIP Mid Cap Portfolio, the investment adviser for which is the Fidelity Management & Research Company.

Portfolio	Investment Objective
VIP Mid Cap Portfolio	Long-term growth of capital

Russell Investment Funds

The assets of each of the Portfolios comprising the Russell Investment Funds are invested by one or more investment management organizations researched and recommended by Frank Russell Company (“Russell”), and an affiliate of Russell, Russell Investment Management Company (“RIMCo”) (formerly Frank Russell Investment Management Company). RIMCo also advises, operates, and administers the Russell Investment Funds. Russell is our majority-owned subsidiary.

Portfolio	Investment Objective
Multi-Style Equity Fund	Long-term growth of capital

Aggressive Equity Fund	Long-term growth of capital

Non-U.S. Fund	Long-term growth of capital

Core Bond Fund	Current income and the preservation of capital

Real Estate Securities Fund	Current income and long-term growth of capital

Information About the Policy

Purchasing a Policy

When you purchase your Policy, you enter into a contract with us. Your Policy, together with your Application and any amendments, endorsements, riders and additional benefits are the entire contract. To purchase a Policy, you must submit the Application and, in most cases, an initial Premium Payment, to us through a Northwestern Mutual Network Representative. Generally, the Policy is available for Insureds between Issue Ages 0-75. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an Application for any reason permitted by law.

Although we do not anticipate delays in our receipt and processing of Applications or Premium Payments, we may experience such delays to the extent Applications, underwriting information and Premium Payments to our Home Office are not received on a timely basis. Such delays could result in delays in the issuance of Policies and the allocation of Premium Payments under existing Policies.

Specified Amount

Your Policy’s initial amount of insurance coverage is its Initial Specified Amount. You select the Specified Amount when you apply for the Policy, subject to a minimum. The Specified Amount must be at least $100,000 for Issue Ages 15-59 and $50,000 for all other Issue Ages. We reserve the right to modify the minimum Specified Amount and underwriting requirements at any time. You may decrease the Specified Amount while the Policy is in force, upon written request and subject to our approval. We will not permit a decrease if such decrease results in a Specified Amount less than the minimum Specified Amount we would require for issuance of a new Policy at the time of the change. A decrease in the Specified Amount will be effective on the Monthly Processing Date on which a written request is received at our Home Office. If the written request is not received on a Monthly Processing Date, the decrease in Specified Amount will be effective on the next Monthly Processing Date. We reserve the right to charge for more than one decrease to the Specified Amount in a Policy Year. We will deduct any such charge from the Invested Assets. (See “Charges and Expenses.”)

When Insurance Coverage Takes Effect

Generally, we will accept the Policy Application and issue a Policy if we determine that the Insured meets our underwriting and administrative requirements. If a Premium Payment is paid with your Application, insurance coverage becomes effective on the Date of Issue, which is the later of the date the Application is signed or the date all medical evidence required for underwriting is provided. If a Premium Payment is first made at the time of Policy delivery, there is no insurance coverage prior to Policy delivery.

Your Policy Date is the date we use to determine the Issue Age of the Insured, which is used to determine the cost of insurance rates. The Policy Date also is the date used to establish Policy Years. Generally, the Policy Date is the Date of Issue. However, with our approval and subject to state insurance law limitations, we may backdate your Policy Date up to six months or future date it up to 30 days from Date of Issue. Backdating may lower your cost of insurance rate, but you will be assessed Monthly Policy Charges retroactive to the Policy Date you select, rather than from the date your Policy is put in force. Future dating is sometimes requested to permit multiple insurance policies to have the same Policy Date to facilitate administration. Modifying your Policy Date may require adjustments to your first Premium Payment relating to premium loads and Monthly Policy Charge for the period between the date your Policy was approved and the Policy Date. Both the Date of Issue and the Policy Date may be found in your Policy Schedule Pages.

Right to Return Policy

You may return the Policy for a refund within 10 days (or later where required by state law) after you receive it by returning the Policy to us at our Home Office or to the Network Representative who sold it to you. The amount of your refund will equal the Invested Assets under the Policy on the date we receive the returned Policy at our Home Office plus any previously deducted Premium Expense Charge, Monthly Policy Charge and Service Charges, unless state law requires otherwise

Ownership Rights

As Owner of the Policy, you make the decisions about the Policy and Policy benefits while it is in force, without the consent of any Beneficiary. If the Policy has more than one Owner, decisions with respect to the Policy and its benefits may be exercised only with the consent and authorization of all Owners.

To transfer ownership of the Policy to another person, the Owner must provide us written notification of the transfer and must supply any required information about the new Owner. We will not be responsible to the new Owner for any payment or other action taken by us until the written notification of the transfer is received by us at our Home Office. The transfer of ownership will then be effective as of the date the transfer form was signed. We may require you to send the Policy to our Home Office for endorsement to reflect the transfer of ownership. If the Owner is not the Insured, the Owner may name or change a successor Owner, who will become the new Owner upon the Owner’s death.

Modifying the Policy

Any Policy change that you request is subject to our then current insurability and processing requirements. Processing requirements may include, for example, completion of certain forms and satisfying certain evidentiary requirements. Upon notice to you, we may modify the Policy:

•	to conform the Policy, our operations, or the Separate Account’s operations to the requirements of any law (including any regulation issued by a government agency) to which the Policy, the Company, or the Separate Account is subject;

•	to assure continued qualification of the Policy as a life insurance contract under the federal tax laws; or

•	to reflect a change in the Separate Account’s operation.

If the Policy is changed or modified, we may make appropriate endorsements to the Policy, and we may require you to send your Policy to our Home Office for endorsement. Any modification or waiver of our rights or requirements under the Policy must be in writing and signed by an officer of the Company. No agent or other person may bind us by waiving or changing any provision contained in the Policy.

Premium Payments

A minimum initial Premium Payment is required to put your Policy in force. No insurance will take effect until the minimum initial Premium Payment is made. The minimum initial Premium Payment is based on the Issue Age, underwriting class and sex of the Insured, the Initial Specified Amount, any additional benefits and, if applicable the Death Benefit Guarantee Period. For certain Death Benefit Guarantee Periods, a minimum Premium Payment is required to be paid in the first Policy Year.

Although you must make sufficient Premium Payments to keep the Policy in force, after we issue the Policy there is no required schedule or amount of Premium Payments. However, if you elect a Death Benefit Guarantee, a minimum Premium Payment is required, referred to as the Benchmark Premium, to meet the Benchmark Premium Test. (See “Death Benefit Guarantee.”) Unless the Death Benefit Guarantee is available to keep your Policy from terminating, investment results of the Divisions to which your Net Premium is allocated will affect the Premium Payments you are required to make to keep your Policy in force.

You may send Premium Payments to our Home Office or to a payment center designated by us. All payments must be made in U.S. Dollars payable through a U.S. financial institution. Upon your request, we will furnish you a receipt signed by an officer of the Company. We accept Premium Payments by check or electronic funds transfer (EFT). If you make a Premium Payment with a check or bank draft and, for whatever reason, it is later returned unpaid or uncollected, or if a Premium Payment by EFT is reversed, we reserve the right to reverse the transaction. We also reserve the right to recover any resulting losses incurred by us by withdrawing a sufficient amount of Invested Assets.

You may not make any Premium Payments after the Policy Anniversary nearest the Insured’s 121st birthday. You may not make additional Premium Payments of less than $25. A Premium Payment that would either exceed cumulative premiums illustrated in the Application or increase the Policy’s Death Benefit more than it increases the Policy Value will be accepted only if: the insurance in force, as increased, will be within our issue limits; our insurability requirements are met; and the Premium Payment is received prior to the Policy Anniversary nearest the Insured’s 85th birthday. We have the right to limit or refund a Premium Payment or make distributions from the Policy as necessary to continue to qualify the Policy as life insurance under federal tax law. If mandated under applicable law, we may be required to reject a Premium Payment.

Allocating Premiums to the Separate Account

When you apply for a Policy, you must instruct us in the Application or supplement to the Application to allocate your

Net Premium to one or more Divisions of the Separate Account.

If your initial Premium Payment is submitted with your Application, we will transfer the initial Net Premium to the Separate Account on the date all issue requirements are satisfied (the “In Force Date”)If payment is not made with your Application, the initial Net Premium will be transferred to the Separate Account on the date it is received in the Home Office provided all other requirements have been satisfied. The date on which your initial Net Premium is allocated among the Divisions in accordance with your instructions is referred to as the “Initial Allocation Date” and is listed on your Policy Schedule pages. Any initial Net Premium transferred to the Separate Account before that date is allocated to the Money Market Division.

Your Initial Allocation Date is determined by a series of rules.

First, if you have requested a Policy Date that is later than the date your Policy is approved, your Initial Allocation Date will not be earlier than the future Policy Date you requested.

Second, in states that require us to refund your entire initial Premium Payment, your Initial Allocation Date will be the latest of the day we receive your initial Premium Payment, the day after your right to return the Policy expires and the day we receive notice of delivery of your Policy.

Third, in states where the right to return policy law permits us to base your refund on the value of Invested Assets, if your initial Premium Payment is submitted with your Application and your Policy is issued as applied for, your Initial Allocation Date will be the In Force Date; if we issue your Policy other than as applied for, your Initial Allocation Date will be the day we are notified of Policy delivery. If your initial Premium Payment is not submitted with your Application, your Initial Allocation Date will be the later of the day we are notified of Policy delivery or the day we receive your initial Premium Payment.

The initial allocation instructions we receive from you will remain in effect for subsequent Net Premiums until we receive your written request to change them. If your written request is not in good order, meaning it does not satisfy our then current requirements, we will continue to credit Net Premiums to your Policy according to the allocation instructions then in effect. Premium Payments and allocation instructions received at our Home Office before the close of trading on the New York Stock Exchange (generally 4:00 p.m. Easter Time) on a Valuation Date are deemed to be received on that Valuation Date. If they are received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, they are deemed to be received on the next Valuation Date.

You may also submit allocation instructions by telephone or via the Internet (“electronic instructions”) in accordance with our then current telephone or Internet procedures provided you have properly authorized us to accept electronic instructions in advance. However, we are not required to accept electronic instructions, and we will not be responsible for losses resulting from transactions based on unauthorized electronic instructions, provided we follow procedures reasonably designed to verify the authenticity of electronic instructions.

Investment returns from amounts allocated to the Divisions will vary with the investment performance of the Divisions and will be reduced by Policy charges. You bear the entire investment risk for amounts you allocate to the Divisions. You should periodically review your allocation schedule in light of market conditions and your overall life insurance and financial objectives.

Policy Value and Invested Assets

The Policy Value is equal to the Invested Assets plus Policy Debt. On the In Force Date, Invested Assets equal the Net Premium plus any accrued interest less the Monthly Policy Charge. After the In Force Date, Invested Assets equal Invested Assets on the immediately preceding Valuation Date, plus any of the following items applicable to the current Valuation Date:

•	any increase attributable to the portion of Invested Assets in Divisions that experience a positive rate of return for the current Valuation Period;

•	any additional Net Premium;

•	any loan repayment and accrued loan interest payment; and

•	any dividends directed to increase Policy Value;

minus any of the following items applicable to the current Valuation Date:

•	any decrease attributable to the portion of Invested Assets in Divisions that experience a negative rate of return for the current Valuation Period;

•	the Monthly Policy Charge;

•	any policy loans;

•	any withdrawals and withdrawal fees; and

•	any fees for changes in Death Benefit Option, reduction in Specified Amount and transfers.

Death Benefit

Life Insurance Benefit

As long as your Policy is in force, we will pay the Life Insurance Benefit to your Beneficiary or Beneficiaries once we receive at our Home Office satisfactory proof of the Insured’s death. We may require you to return the Policy. We will pay the Life Insurance Benefit in a lump sum either by issuing a check or, at your option or the option of your Beneficiary, by establishing a fixed payment plan in the Beneficiary’s name. (See “Payment Plan Options.”) Payments under these plans are from our General Account, and are subject to the claims of our creditors.

The amount of the Life Insurance Benefit will be:

•	the Death Benefit, or the Guaranteed Minimum Death Benefit if the Policy is in force under the Death Benefit Guarantee; minus

•	the amount of any Policy Debt; minus

•	the amount of any adjustments to the Life Insurance where (i) the Death Benefit Guarantee is keeping the Policy in force and the Insured dies during the Death Benefit Guarantee Grace Period or (ii) the Insured dies during a Policy Grace Period. (See “Death Benefit Guarantee Grace Period” and “Termination and Reinstatement.”)

These amounts will be determined as of the date of the Insured’s death. Even though the Owner does not have the right to take any Policy loans or withdrawals after the date of the Insured’s death, any Policy loans or withdrawals that are taken after the date of the Insured’s death will be deducted from the Life Insurance Benefit.

We will pay the Life Insurance Benefit to the Beneficiary if he or she survives the Insured and is alive on the date of payment. (See “Other Policy Provisions – Naming a Beneficiary.”) We will pay interest on the Life Insurance Benefit from the date of the Insured’s death until the benefit is paid either by a check or into a payment plan. Interest will be paid at a rate we determine or as required by applicable state law.

Death Benefit Options

The Death Benefit before the Policy Anniversary nearest the Insured’s 121st birthday is determined by the Death Benefit Option in effect at the time of the Insured’s death. The Death Benefit on and after the Policy Anniversary nearest the Insured’s 121st birthday will be equal to the Policy Value. If you select the Death Benefit Guarantee option with a lifetime period and the guarantee has not previously terminated, then the Death Benefit on and after the Policy Anniversary nearest the Insured’s 121st birthday will be the greater of the Policy Value or the Guaranteed Minimum Death Benefit.

The Policy provides for three Death Benefit options. We calculate the amount available under the applicable Death Benefit option as of the date of the Insured’s death.

Specified Amount (Option A)

Specified Amount plus Policy Value (Option B)

Specified Amount plus Cumulative Premiums minus Cumulative Withdrawals (Option C)

The option you choose on your Application will generally depend on whether you prefer an increasing Death Benefit or a larger Policy Value, but in each case the Death Benefit will be at least the Minimum Death Benefit required for your Policy to qualify as life insurance under the Code. For purposes of Option C, cumulative Premium Payments do not include amounts credited to the Policy under either the (i) Waiver Benefit: Payment of Specified Monthly Charges Upon Total Disability or (ii) Waiver Benefit: Payment of Selected Monthly Premium Upon Total Disability.

Minimum Death Benefit

The Minimum Death Benefit is the amount required by federal tax law to maintain the Policy as a life insurance contract. Under any of the Death Benefit options, we will increase the Death Benefit if necessary to satisfy this requirement.

A Policy must satisfy one of two testing methods to qualify as life insurance for federal income tax purposes. You may choose either the Guideline Premium/Cash Value Corridor Test or the Cash Value Accumulation Test. Both tests require the Policy’s Death Benefit to equal or exceed a defined relationship to, or multiple of, the Policy Value. You make the choice of testing methods when you purchase a Policy and it cannot be changed. For the Guideline Premium/Cash Value Corridor Test the minimum multiples of Death Benefit to the Policy Value are shown in the following table.

Guideline Premium/Cash Value - Corridor Test Multiples

Attained Age	Policy Value %
<40	250
41	243
42	236
43	229
44	222
45	215
46	209
47	203
48	197
49	191
50	185
51	178
52	171
53	164
54	157
55	150
56	146
57	142
58	138
59	134
60	130
61	128
62	126
63	124
64	122
65	120
66	119
67	118
68	117
69	116
70	116
71	113
72	111
73	109
74	107
75-90	105
91	104
92	103
93	102
94	101
95 or more	100

For the Cash Value Accumulation Test, the minimum multiples of Death Benefit to the Policy Value are calculated using net single premiums based on the attained age of the Insured, the Policy’s underwriting classification and a 4% interest rate, with an adjustment made for additional benefits, if any.

Generally, the Guideline Premium/Cash Value Corridor Test has lower minimum multiples than the Cash Value Accumulation Test, usually resulting in better cash value accumulation for a given amount of premium and Specified Amount. This is because the Guideline Premium/Cash Value Corridor Test generally requires a lower Death Benefit and therefore a lower corresponding cost of insurance charge. However, the Guideline Premium/Cash Value Corridor Test limits the amount of Premium Payment that may be paid in each Policy Year. Generally, the Cash Value Accumulation Test has no such annual limitation, and allows more Premium Payments to be paid during the early Policy Years.

Changing Death Benefit Options

You may change Death Benefit options at any time while the Policy is in force, upon written request and subject to our approval. Death Benefit option changes are subject to our insurability requirements and issue limits. In addition, we will not permit a change if it would result in either (i) your Policy being disqualified as a life insurance contract under federal tax law or (ii) a Specified Amount less than the minimum Specified Amount we require for issuance of a new Policy at the time of the change. A Death Benefit option change may affect the Policy Value and Specified Amount, and also result in changes to, or termination of, the Death Benefit Guarantee. The Cost of Insurance Charge will increase if a change results in a larger net amount at risk. (See “Monthly Policy Charges and Surrender Charge.”) Changing the Death Benefit option may have tax consequences. (See “Tax Considerations.”)

A change in the Death Benefit option will be effective on the Monthly Processing Date on which a written request is received at our Home Office. If the written request is not received on a Monthly Processing Date, it will be effective on the next Monthly Processing Date. We reserve the right to charge for a Death Benefit option change, and will deduct any such charges from Invested Assets. (See “Charges and Expenses.”)

Death Benefit Guarantee

The Policy offers an optional Death Benefit Guarantee Period which can range from five years to lifetime of the Insured, depending on the Death Benefit option selected and Issue Age of the Insured. During the Death Benefit Guarantee Period, the Policy will not terminate, even if on a Monthly Processing Date the Cash Surrender Value is less than the current Monthly Policy Charge, so long as the Death Benefit Guarantee Test is met. (See “Death Benefit Guarantee Test.”) If you select the Death Benefit Guarantee, the Death Benefit Guarantee Period is shown on the Policy Schedule Pages.

If the Policy is in force under the Death Benefit Guarantee and Invested Assets are zero, the Monthly Policy Charges will accumulate as due and unpaid. Then, when you make a Premium Payment, we will deduct accumulated due and unpaid Monthly Policy Charges from Invested Assets. At the end of the Death Benefit Guarantee Period, if the Cash Surrender Value is less than the current Monthly Policy Charges, the Policy will enter the Policy Grace Period and an additional Premium Payment will be required to keep the Policy in force (See “Termination and Reinstatement.”)

Guaranteed Minimum Death Benefit The Guaranteed Minimum Death Benefit (“GMDB”) is the Death Benefit payable if the Policy is in force under the Death Benefit Guarantee when the Insured dies. On the Date of Issue the GMDB equals the Specified Amount. After the Date of Issue, if there is a policy change that decreases the Specified Amount below the GMDB, including a Death Benefit option change that decreases the Specified Amount, then the GMDB will be reduced to equal the new Specified Amount.

Death Benefit Guarantee Test During the Death Benefit Guarantee Period, the Death Benefit Guarantee keeps the Policy from terminating, provided that the Death Benefit Guarantee Test is met. Unless the Death Benefit Guarantee was previously terminated, the Death Benefit Guarantee Test will be performed on each Monthly Processing Date during the Death Benefit Guarantee Period or until the Policy Anniversary nearest the Insured’s 121st birthday, if sooner.

For Policies that are eligible for the Benchmark Cash Value Test, the Death Benefit Guarantee Test will be met if either the Benchmark Premium Test or the Benchmark Cash Value Test is met. For all other Policies, the Death Benefit Guarantee Test will be met if the Benchmark Premium Test is met. The Policy Schedule Pages indicate whether the Policy is eligible for the Benchmark Cash Value Test.

If the Death Benefit Guarantee Test is not met on a Monthly Processing Date, the Death Benefit Guarantee will enter a Death Benefit Guarantee Grace Period.

Benchmark Premium Test The Benchmark Premium Test is met provided that:

(1) on the current Monthly Processing Date, (a) is greater than or equal to (b) where:

(a) is the cumulative Premium Payments minus the sum of the following:

•	the cumulative withdrawals; and

•	principal loan balance (See “Policy Loans”) ; and

(b) is the cumulative Death Benefit Guarantee Benchmark Premium for the current Monthly Processing Date; and

(2) the Benchmark Premium Test has been met on all prior Monthly Processing Dates, and has not previously been terminated due to a loan or withdrawal causing the test to not be met.

The Benchmark Premium Test will be deemed to have been met on Monthly Processing Dates during a Death Benefit Guarantee Grace Period if (i) the Benchmark Premium Test was met on the Monthly Processing Date immediately preceding the Death Benefit Guarantee Grace Period, and (ii) the required payment is paid prior to the expiration of the Death Benefit Guarantee Grace Period.

Benchmark Cash Value Test Provided the Death Benefit Guarantee has not terminated, the Benchmark Cash Value Test is met when, on a Monthly Processing Date, the Cash Surrender Value is greater than or equal to the Benchmark Cash Value for the current Monthly Processing Date. If the Benchmark Cash Value Test is met on a Monthly Processing Date, it will be deemed to continue to be met on future Monthly Processing Dates, regardless of any change in the Cash Surrender Value, unless a Retest Event occurs.

A Retest Event is defined as a withdrawal, a Policy loan, a failure to pay accrued loan interest when due, or a change by the Owner to the terms of the Policy that could result in an increase in the Company’s risk under the Policy. If a Retest Event occurs, the Benchmark Cash Value Test will be met if the Cash Surrender Value is greater than or equal to the Benchmark Cash Value as of the effective date of the Retest Event. If the Benchmark Cash Value Test is not met on the effective date of the Retest Event, it may be met on a subsequent Monthly Processing Date, provided that the Death Benefit Guarantee was not previously terminated, and the Cash Surrender Value is greater than or equal to the Benchmark Cash Value on that Monthly Processing Date.

Extension of Death Benefit Guarantee Period If your Policy is eligible for and meets the Benchmark Cash Value Test, at the end of the Death Benefit Guarantee Period we will automatically extend the Death Benefit Guarantee Period to a Lifetime Death Benefit Guarantee Period. As a result, the Death Benefit Guarantee will remain in effect so long as the Benchmark Cash Value Test is met.

If your Policy (a) is eligible for but does not meet the Benchmark Cash Value Test at the end of the Death Benefit Guarantee Period, and (b) uses the Cash Value Accumulation Definition of Life Insurance Test, we will offer you a one-time opportunity to extend the Death Benefit Guarantee Period to a Lifetime Death Benefit Guarantee Period, provided the Death Benefit Guarantee was not previously terminated. The election of a Lifetime Death Benefit Guarantee Period will result in a new Death Benefit Guarantee Benchmark Premium for Monthly Processing Dates on and after the effective date of the election. The Death Benefit Guarantee will remain in effect so long as the Death Benefit Guarantee Test is met.

Death Benefit Guarantee Grace Period If on a Monthly Processing Date the Death Benefit Guarantee Test is not met, you will have 61 days to make an additional payment to keep the Death Benefit Guarantee, provided the Death Benefit Guarantee Period is not already scheduled to expire during that 61-day period. The Death Benefit Guarantee Grace Period will begin on the date we send you written notice of the amount of payment you must make. The minimum payment that you must make will be the amount necessary to meet the Death Benefit Guarantee Test at the end of the Death Benefit Guarantee Grace Period.

The Death Benefit Guarantee will continue during the Death Benefit Guarantee Grace Period, terminating at the end of such period if you do not make the required payment. If you do not make the required payment, you will not be able to reinstate the Death Benefit Guarantee.

When the Death Benefit Guarantee terminates, the Policy will still remain in force provided if the Cash Surrender Value on the Monthly Processing Date is greater than the Monthly Policy Charges. If, however, this requirement is not met, the Policy will enter the Policy Grace Period during which time you may still avoid termination of your Policy provided you make sufficient payments to keep your Policy in force. (See “Termination and Reinstatement.”)

If the Insured dies during the Death Benefit Guarantee Grace Period and the Death Benefit Guarantee is keeping the Policy in force, we will deduct from the Life Insurance Benefit the amount of the payment required to meet the Death Benefit Guarantee Test as of the last Monthly Processing Date preceding or on the date of death of the Insured.

Payment Plan Options

Upon the death of the Insured, in lieu of a lump sum payment your Beneficiary may elect to receive his or her share of the Life Insurance Benefit by one of the following fixed Life Income payment plan options. You may also elect to have surrender proceeds paid by either of these options. Payments under a fixed payment plan option are not affected by the investment performance of the Divisions after the proceeds are applied to the selected payment plan. We may offer additional payment plans.

Single Life Income

We will make monthly payments for the selected certain period. The options for the certain period are zero years (meaning without a certan period), ten years, twenty years or a refund period which continues until the sum of the payments that have been made is equal to the amount that was originally applied under the payment plan. If the payee lives longer than the certain period, payments will continue for his or her life. If the payee dies before the end of the certain period, the balance of the certain period payments will be paid to the payment plan beneficiary or beneficiaries your Beneficiary designates.

Joint and Survivor Life Income

We will make monthly payments for a 10-year certain period, and thereafter for as long as either of the individuals upon whose lives income payments are based are living. If both payees die before the end of the certain period, the balance of the certain period payments will be paid to the payment plan beneficiary or beneficiaries your Beneficiary designates.

The Owner may elect a payment plan for each Beneficiary’s share of the Life Insurance Benefit:

•	while the Insured is living; or

•	during the first 60 days after the death of the Insured, if the Insured at the time of his or her death was not the Owner. An election made during that 60 day period may not be revoked.

Subject to the Owner’s rights, and upon providing any information that we may require, a direct or contingent Beneficiary may elect a payment plan for his or her share of the Life Insurance Benefit and/or name his or her own beneficiary for the payment plan value, if any, remaining on his or her death. If no such payment plan beneficiary is named, then the payment plan beneficiary for the remaining value, if any, shall be the estate of the deceased direct or contingent Beneficiary. Payment plan beneficiaries will continue to receive payments of the remaining value under the terms of the payment plan in effect on the death of the direct or contingent Beneficiary.

Withdrawal

The remaining value, if any, in a payment plan may be withdrawn in a lump sum upon the death of all individuals upon whose lives income payments are based. The withdrawal value will be the present value of any unpaid payments for the remaining certain period. The present value will be based on the rate of interest used to determine the amount of the payments.

Limitations

A direct or contingent Beneficiary who is a natural person may be paid under a Life Income payment plan only if the payments depend on his or her life. A non-natural person may be paid under a Life Income payment plan only if the payments depend on the life of the Insured’s spouse or the Insured’s dependent.

Payment Frequency

Upon written request, we will make payments once every 3, 6 or 12 months instead of each month.

Increase Of Monthly Income

A direct or contingent Beneficiary may, at the time the payment plan elected takes effect, increase the amount of the monthly payments under the Life Income payment plan by making an annuity premium payment to the Company. We will apply the net annuity premium to the payment plan. The net annuity premium is the amount of the annuity premium payment less a charge of not more than 2% and less any premium tax. The net annuity premium will be applied under the same payment plan and at the same rates as the proceeds. The Company may limit this net annuity premium to an amount that is equal to the direct or contingent Beneficiary’s share of the proceeds payable under this Policy.

Surrender and Withdrawals of Policy Value

Surrenders

You may surrender your Policy for the Cash Surrender Value at any time while the Insured is alive and the Policy is in force. The Cash Surrender Value will change daily in response to the investment performance of the Divisions in which you are invested. We determine the Cash Surrender Value on the Valuation Date we receive your written surrender request at our Home Office, except that if we receive your written request after the close of business on a Valuation Date or on a non-Valuation Date, we will determine the Cash Surrender Value as of the close of business on the next Valuation Date.

We do not guarantee any minimum Cash Surrender Value. We may require you to return your Policy to our Home Office when you request a surrender of the Policy. We will pay surrender proceeds in a lump sum or under a payment plan option you select. (See “Payment Plan Options.”) A surrender may have tax consequences.

Withdrawals

Upon written request received at our Home Office, you may make a withdrawal from your Policy Value, subject to the Company’s right to assess a charge deducted from Invested Assets in an amount up to $25 per withdrawal (currently waived). You may make no more than four withdrawals in a Policy Year. Each withdrawal must be at least $250, and you may not withdraw an amount that would:

•	reduce the Loan Value (net of any applicable service charge) to less than the Policy Debt;

•	reduce the Specified Amount to less than the minimum Specified Amount that the Company would require for issuance of a Policy at the time of withdrawal; or

•	reduce the Cash Surrender Value to less than the sum of three times the most recent Monthly Policy Charge and any applicable service charge.

A withdrawal of Policy Value decreases Invested Assets and may also have tax consequences. (See “Tax Considerations.”) A withdrawal may also decrease the Specified Amount used to determine the Death Benefit. If the Death Benefit Option in effect at the time of withdrawal is Option A, the Specified Amount will be reduced by the excess, if any, of the Specified Amount over the result of (a) minus (b) where:

(a)	is the Death Benefit immediately prior to the withdrawal; and

(b)	is the amount of the withdrawal and applicable service charge.

If we receive your written request for withdrawal at our Home Office on or before the close of business on a Valuation Date, the withdrawal will be effective as of the close of business on that Valuation Date. If we receive your written request after the close of business on a Valuation Date or on a non-Valuation Date, the withdrawal will be effective as of the close of business on the next Valuation Date. On the Valuation Date on which a withdrawal from the Policy Value is effective, Invested Assets will be reduced by the amount of the withdrawal. The amount of the withdrawal will be allocated among each Division in proportion to the Invested Assets in each Division.

Policy Loans

While the Policy is in force, using the Policy as security, you may submit a request for a loan in an amount that, when added to existing Policy Debt, is not greater than your Loan Value. You may increase the risk that your Policy will lapse (terminate with no value) if you take a loan. A Policy loan may have tax consequences. (See “Tax Considerations.”)

Interest on a Policy loan accrues on a daily basis at an annual effective rate of interest of 5%, and is included in Policy Debt as it accrues. Interest is due and payable on each Policy Anniversary. If interest is not paid when due, we will add accrued and unpaid interest to the principal loan balance, which consists of outstanding loans and interest added to principal. Policy Debt reduces the Cash Surrender Value and may cause the Policy to lapse, subject to the terms of any applicable Death Benefit Guarantee and Grace Period. (See “Termination and Reinstatement.”)

We will take an amount equal to the loan (“loan amount”) from the Separate Account Divisions in proportion to the amounts in the Divisions. We will also deduct from Invested Assets a Policy Debt Expense Charge on each Monthly Processing Date while there is Policy Debt. The loan accrues interest at an annual effective rate of 5%. A Policy loan, even if you repay it, will have a permanent effect on the Policy Value, the Cash Surrender Value, and the Death Benefit because the loan amounts do not participate in the Separate Account’s investment results while the loan is outstanding. We deduct any Policy Debt from the Policy Value upon surrender and from the Life Insurance Benefit payable on the Insured’s death.

You may repay a Policy loan, and any accrued interest outstanding, in whole or in part, at any time while the Insured is alive and the Policy is in force. Upon each repayment, we will transfer an amount equal to the repayment amount from our General Account to the Separate Account Divisions in proportion to the Premium Payment allocation instructions then in effect. We will credit Policy loan repayments when we receive them in our Home Office. If we receive your payment before the close of trading on the New York Stock Exchange on a Valuation Date, we will process your payment on that Valuation Date. If we receive your request on or after the close of trading on a Valuation Date, or on a day that is not a Valuation Date, we will process your payment on the next Valuation Date.

If there is Policy Debt, payments received at our Home Office will be treated as loan repayments unless designated as Premium Payments.

Termination and Reinstatement

Unless the Death Benefit Guarantee is in effect, if the Cash Surrender Value is less than the Monthly Policy Charge on any Monthly Processing Date, your Policy will enter into a 61day grace period (“Policy Grace Period”) and terminate (or lapse) with no value and your insurance coverage will end, unless you submit a payment to keep the Policy in force. The Policy Grace Period begins on the date that we send you a notice. The notice will indicate the minimum payment amount required to keep the Policy in force and the date by which you must make the payment. Upon receipt of the payment, we will allocate the payment, less any current and past due and unpaid Monthly Policy Charges, to the Divisions of the Separate Account, based on your allocation instructions then in effect. If the Insured dies during the Policy Grace Period, we will deduct any Monthly Policy Charges due and unpaid from the Life Insurance Benefit.

After your Policy has terminated, you may reinstate it within three years (or longer if required under state law) following the termination date, subject to our approval and satisfying our underwriting requirements. To reinstate the Policy, you must make a payment equal to the amount that will cover all Monthly Policy Charges that were due and unpaid before the end of the Policy Grace Period and three times the Monthly Policy Charge due on the reinstatement effective date. If we approve the Application for reinstatement, the effective date of the reinstated Policy will the Monthly Processing Date on which the reinstatement Application is received at our Home Office, but if the Application is not received on a Monthly Processing Date then it will be effective on the next Monthly Processing Date. Any Policy Debt that was outstanding when the Policy terminated will also be reinstated. You do not have the right to reinstate your Policy if you surrender it for the Cash Surrender Value.

On the effective date of the reinstatement, the Policy Value will be equal to the sum of:

•	the Net Premium paid upon reinstatement; and

•	any Policy Debt on the termination date; minus

the sum of:

•	all Monthly Policy Charges due and unpaid prior to the expiration of the Policy Grace Period; and

•	the Monthly Policy Charge due on the reinstatement effective date.

On the later of the effective date of the reinstatement or the date we approve the Application for reinstatement, we will allocate the Policy Value less any Policy Debt among the Separate Account Divisions based on the allocation instructions then in effect, if such date is a Valuation Date. If such date is not a Valuation Date, then we will allocate this amount on the next Valuation Date.

For a discussion of the tax effects associated with termination and reinstatement of a Policy, see “Tax Considerations.”

Fixed Paid-Up Insurance

Upon written request to the Company, you may change your Policy to Fixed Paid-Up insurance. Your election to convert to Fixed Paid-Up insurance is irrevocable. To convert your Policy, the Cash Surrender Value must be at least $1,000 and the Policy must have been in force for at least 12 months from the Policy Date.

The effective date of change to Fixed Paid-Up insurance will be the Monthly Processing Date on which the request is received at our Home Office. If the request is not received on a Monthly Processing Date, the change will be effective on the next Monthly Processing Date. On the date the Policy is changed to Fixed Paid-Up insurance, we deduct any applicable surrender charge from Invested Assets and the remaining amount becomes the Contract Fund Value. We then transfer the Contract Fund Value amount from the Separate Account to the Company’s General Account, and any outstanding Policy Debt continues. After the transfer, the Policy Value will equal the Contract Fund Value plus any Policy Debt. The Specified Amount will be changed to the lesser of the Death Benefit prior to the change or the Policy Value (after deducting the surrender charge and any withdrawals on the date of the change), multiplied by the factor shown on the Policy Schedule Pages. The Death Benefit Option will be changed to Option A, and any Death Benefit Guarantee and any additional benefits will be terminated.

When the Policy is in force as Fixed Paid-Up insurance, you will not be permitted to make additional Premium Payments, change Death Benefit options or the Specified Amount, or add optional benefits to the Policy. Subject to certain restrictions, you are permitted to make withdrawals and loan repayments and take out additional loans. Making withdrawals and taking additional loans reduce the Contract Fund Value.

The Contract Fund Value will earn interest at an annual effective rate determined by the Company that may change as often as daily, but at no time will be less than 4%. On the effective date of the change to Fixed Paid-Up insurance, the Contract Fund Value is equal to the amount transferred from the Separate Account. On any day after the effective date, the Contract Fund Value is equal to the Contract Fund Value at the end of the previous day plus any of the following items applicable for the current day:

•	interest on the Contract Fund Value;

•	any loan repayment and accrued loan interest payment made; and

•	any Policy dividend directed to increase the Contract Fund Value;

minus any of the following items applicable to the Contract Fund Value for the current day:

•	a monthly policy charge applicable to Fixed Paid-Up insurance;

•	Policy loans;

•	withdrawals; and

•	service charges.

Optional Benefits

There are three optional benefits for purchase under the Policy: (1) the Waiver Benefit: Payment of Specified Monthly Charges Upon Total Disability (“Specified Monthly Charges Benefit”); (2) the Waiver Benefit: Payment of Selected Monthly Premium Upon Total Disability (“Selected Monthly Premium Benefit”); and (3) the Additional Purchase Benefit. You may select either the Specified Monthly Charges Benefit or the Selected Monthly Premium Benefit, but not both.

These optional benefits are not available for all Issue Ages and risk classifications, and may not be available in all states.

Subject to applicable terms and conditions, the Specified Monthly Charges Benefit provides for the payment of the premium amount required to cover the current Monthly Policy Charges (other than the Monthly Policy Debt Expense Charge) that come due during the total disability of the Insured, if the total disability is due to accident or sickness and it begins on or before the Policy Anniversary nearest the Insured’s 60th birthday. If the total disability begins after the Policy Anniversary nearest the Insured’s 60th birthday, the benefit provides for the payment of all current Monthly Policy Charges (other than the Monthly Policy Debt Expense Charge) that come due during the total disability of the Insured until the Policy Anniversary nearest the Insured’s 65th birthday.

Subject to applicable terms and conditions, the Selected Monthly Premium Benefit provides for the payment of the greater of a selected premium amount or the amount needed to provide for payment of the current Monthly Policy Charges (other than the Monthly Policy Debt Expense Charge) during the total disability of the Insured, if the total disability is due to accident or sickness and it begins on or before the Policy Anniversary nearest the Insured’s 60th birthday. If the total disability begins after the Policy Anniversary nearest the Insured’s 60th birthday, the benefit is payable during the total disability of the Insured, but only to the Policy Anniversary nearest the Insured’s 65th birthday.

The amounts paid under the Specified Monthly Charges and Selected Monthly Premium Benefits are treated as Premium Payments subject to the terms of the Policy, except that neither is included in cumulative Premium Payments for purposes of Death Benefit Option C. The amounts paid under the Specified Monthly Charges and Selected Monthly Premium Benefits are treated as Premium Payments for purposes of the Benchmark Premium Test, if applicable to the Policy.

Subject to the terms and conditions of the benefit, the Additional Purchase Benefit gives the Owner the right to purchase additional life insurance policies on the life of the Insured up to Attained Age 40 at specified dates without proof of insurability.

If you select one or more of these optional benefits, a charge for the benefit will be added to the Monthly Policy Charge. (See “Periodic Charges Other than Fund Operating Expenses.”) Any charge will continue to be assessed as long as the benefit remains in force, except that charges for the Specified Monthly Charges Benefit and the Selected Monthly Premium Benefit will be waived when the Insured is totally disabled, subject to the terms and conditions of the applicable benefit. Once the Policy has been issued, an optional benefit may be added to the Policy, subject to the Company’s insurability requirements and other rules.

Other Policy Transactions

Transfers

Subject to the limitations on short-term and excessive trading discussed below, you may make as many as twelve transfers between and among the Divisions of the Separate Account during a Policy Year. You may request the transfer in writing or via our Web site at www.nmfn.com. If we receive your request for transfer before the close of trading on the New York Stock Exchange on a Valuation Date, we will process your request on that Valuation Date. If we receive your request on or after the close of trading on a Valuation Date, or on a day that is not a Valuation Date, we will process your request on the next Valuation Date.

Although no fee is currently charged, we reserve the right to charge a transfer fee of $25. We deduct this charge from each Division in proportion to the amounts in each Division after the transfer. We also reserve the right to impose a minimum and/or maximum size on the transfer amounts. In addition, certain Portfolios in which the Divisions invest may impose redemption fees. These fees are described in the Portfolios’ prospectuses.

Eligible Owners may submit transfer instructions by telephone or via the Internet (“electronic instructions”) in accordance with our then current telephone or Internet procedures. However, we are not required to accept electronic instructions, and we will not be responsible for losses resulting from transactions based on unauthorized electronic instructions, provided we follow procedures reasonably designed to verify the authenticity of electronic instructions. We reserve the right to limit, modify, suspend or terminate the ability to make transfers via electronic instructions.

Short Term and Excessive Trading

Short term and excessive trading (sometimes referred to as “market timing”) may present risks to a Portfolio’s long-term investors, such as Owners and other persons who may have material rights under the Policy (e.g., Beneficiaries), because it can, among other things, disrupt Portfolio investment strategies, increase Portfolio transaction and administrative costs, require higher than normal levels of cash reserves to fund unusually large or unexpected redemptions, and adversely affect investment performance. These risks may be greater for Portfolios that invest in securities that may be more vulnerable to arbitrage trading including foreign securities and thinly traded securities, such as small cap stocks and non-investment grade bonds. These types of trading activities also may dilute the value of long-term investors’ interests in a Portfolio if it calculates its net asset value using closing prices that are no longer accurate. Accordingly, we discourage market timing activities.

To deter short term and excessive trading, we have adopted and implemented policies and procedures which are designed to control abusive trading practices. We seek to apply these policies and procedures uniformly to all Policy Owners, except to the extent we are prevented from doing so under applicable state or federal law or regulation. Any exceptions must be either expressly permitted by our policies and procedures or subject to an approval process described in them. Because exceptions are permitted, it is possible that investors may be treated differently and, as a result, some may be allowed to engage in trading activity that might be viewed as market timing.

Among the steps we have taken to reduce the frequency and effect of these practices are monitoring trading activity and imposing trading restrictions. Further, a Policy Owner who is identified as having made a transfer in and out of the same Division (“round trip transfer”) in an amount in excess of $10,000 within fourteen calendar days will be restricted from making additional transfers after the third such round trip transfer until the next Policy Anniversary, and sent a letter informing him or her of the restriction. Thereafter, the same Policy Owner will be similarly restricted after the second such round trip transfer. A Policy Owner investor who is identified as having made one or more round trip transfers within thirty calendar days aggregating more than one percent (1%) of the total assets of the Portfolio underlying a Division will be sent a warning letter after the first such round trip transfer and will be restricted from making additional transfers until the next Policy Anniversary date after the second such round trip transfer. Thereafter, the same Policy Owner will be similarly restricted after the first such round trip transfer. These limitations do not apply to transfers by the Company (e.g., automatic asset transfers, scheduled or systematic transactions involving Portfolio rebalancing or dollar cost averaging) or to initial allocations or changes in allocations.

These policies and procedures may change from time to time in our sole discretion without notice; provided, however, Policy Owners would be given advance, written notice if the policies and procedures were revised to accommodate market timing. Additionally, the Funds may have their own policies and procedures described in their prospectuses that are designed to limit or restrict frequent trading. Such policies and procedures may provide for the imposition of a redemption fee and may require us to provide transaction information to the Fund.

If we believe your trading activity is in violation of, or inconsistent with, our policies and procedures or otherwise is potentially disruptive to the interests of other investors, you may be asked to stop such activities, and future investments, allocations or transfers by you may be rejected without notice. Because we retain discretion to determine what action is appropriate in a given situation, investors may be treated differently and some may be allowed to engage in activities that might be viewed as market timing.

We intend to monitor events and the effectiveness of our policies and procedures in order to identify whether instances of potentially abusive trading practices are occurring. However, we may not be able to identify all instances of abusive trading practices, nor completely eliminate the possibility of such activities, and there may be technological limitations on our ability to impose restrictions on the trading practices of Policy Owners.

Dollar Cost Averaging

You may elect to participate in a dollar cost averaging (“DCA”) program by making an election in the Application or by completing an election form and sending it to our Home Office. There is no additional charge for DCA. Under our DCA program, while the Policy is in force you may authorize us to transfer monthly a fixed dollar amount or fractional amount from the Money Market Division to other Divisions. The transfers continue until you instruct us otherwise, or until the amount in the Money Market Division is exhausted. Your request to participate in this program is effective when we receive your completed Application or election form at our Home Office. You may elect to increase or decrease the amount of transfer payments under our DCA program. We may modify, suspend, or discontinue the DCA program at any time.

DCA does not assure a profit or protect against loss in a declining market. Carefully consider your willingness to continue Premium Payments during periods of both low and high prices.

Portfolio Rebalancing

Portfolio rebalancing helps you to maintain your allocation of Invested Assets among the Divisions over time. If you elect automatic rebalancing, we automatically transfer your Invested Assets and apply new Net Premiums (unless you specify otherwise), in accordance with the allocation percentages you specify. Portfolio rebalancing may reduce the amount of your Invested Assets allocated to the better performing Divisions.

You may choose to rebalance monthly, quarterly, semi-annually or annually. We do not charge a transfer fee for automatic Portfolio rebalancing. You may elect Portfolio rebalancing and modify or terminate your election at any time by submitting a written request to our Home Office. We may change, terminate, limit or suspend this feature at any time.

Charges and Deductions

Premium Expense Charges

We deduct a charge from each Premium Payment for state premium taxes and a portion of our federal corporate taxes. Premium taxes vary from state to state and currently range from 0.0% to 3.5% of life insurance premiums. The 2.00% rate that we charge is what we have determined to be an average. The tax rate for a particular state may be lower, higher, or equal to the 2.00% deduction, although we will charge 2.00% regardless of the state in which you live.

Due to a federal tax law change under the Omnibus Budget Reconciliation Act of 1990 as amended (“OBRA”), insurance companies are generally required to capitalize and amortize certain acquisition expenses rather than currently deduct such expenses. Due to this capitalization and amortization, the corporate income tax burden on insurance companies has been affected. We make a charge of 1.30% against each Premium Payment to compensate us for this additional corporate tax burden.

The total amount of the current charges attributable to state premium taxes and OBRA, as described above, is 3.30% of each Premium Payment. Tax charges may increase to reflect changes in tax laws.

We generally deduct a charge, or “sales load,” of 5.2% for sales costs from premiums paid, up to the Target Premium in Policy Years 1-10 and 1.7% of Premium Payments, up to the Target Premium, in all Policy Years thereafter. For all Policy Years, there is a 1.7% charge on all Premium Payments in excess of the Target Premium. We expect to recover our expenses of selling and advertising (“distribution expenses”) from this amount, over the period while the Policies are in force, and from the Deferred Sales Charges and surrender charges described below. The amounts we deduct for distribution expenses in a Policy Year are not specifically related to distribution expenses incurred that year. To the extent that distribution expenses exceed the amounts deducted, we will pay the expenses from our other assets. These assets may include, among other things, any gain realized from the charge against the assets of the Separate Account for the mortality and expense risks we have assumed. (See “Charges Against the Account Assets.”) To the extent that the amounts deducted for distribution expenses exceed the amounts needed, we will realize a gain.

Monthly Policy Charges and Service Charges

We deduct a Monthly Policy Charge from Invested Assets on each Monthly Processing Date. The Monthly Policy Charge includes the monthly Cost of Insurance Charge, the monthly Mortality and Expense Risk Charge, the monthly Administrative Charge, the monthly Underwriting and Issue Charge, the monthly Deferred Sales Charge, and, if applicable, the monthly Policy Debt Expense Charge, and the monthly Death Benefit Guarantee Charge, and the monthly charge for optional benefits. These components of the Monthly Policy Charge are described in the following paragraphs.

As part of the Monthly Policy Charge, we deduct a Cost of Insurance Charge. We determine the amount by multiplying the net amount at risk by the cost of insurance rate, which is based on the Issue Age, sex, and risk classification of the Insured, the Policy Date, the Policy duration and the Specified Amount. The net amount at risk is approximately equal to the Death Benefit currently in effect less the Policy Value. The net amount at risk will be affected by investment performance, the amount and timing of Premium Payments, and the charges and expenses for the Policy. The maximum cost of insurance rates are included in the Policy.

As part of the Monthly Policy Charge, we deduct a Monthly Mortality and Expense Risk Charge. The maximum amount of the charge is equal to an annual rate of 0.60% (0.05% monthly rate) of Invested Assets. Currently the charge is equal to an annual rate of 0.35% (0.02917%

monthly rate) of Invested Assets for the first ten Policy Years, 0.20% (0.01667% monthly rate) of Invested Assets for Policy Years 11-20, and 0.05% (0.00417% monthly rate) of Invested Assets for Policy Years 21 and higher. The mortality risk is the risk that Insureds may not live as long as we estimated. The expense risk includes the risk that expenses of issuing and administering the Policies may exceed the estimated costs. Our revenues attributable to this charge may exceed our mortality and expense costs covered by this charge.

Another part of the Monthly Policy Charge is the Monthly Administrative Charge. This charge, which varies based on the Insured’s Issue Age, risk classification on the Date of Issue, and the Policy duration, is for administrative expenses, including costs of Premium Payment collection, processing claims, keeping records and communicating with Owners. The current charge ranges from $6.08 to $24.08 for Policy Years 1-10 and from $2.92 to 5.50 for Policy Years 11 and beyond.

We also deduct the Monthly Underwriting and Issue Charge as part of the Monthly Policy Charge. This charge applies during the first ten Policy Years and is based on the Initial Specified Amount, the Insured’s Issue Age and the risk classification of the Insured on the Date of Issue. The charge ranges from $0.0048417 to $0.0338750 per $1,000 of Initial Specified Amount.

In addition, we deduct the Monthly Policy Debt Expense Charge for the expenses and taxes associated with the Policy Debt, if any. The maximum amount of the charge is equal to an annual rate of 2.0% ( 0.16667% monthly rate) of Policy Debt. Currently the charge is equal to an annual rate of 0.65% (0.05417% monthly rate) of Policy Debt for Policy Years one through ten, 0.50% (0.04167% monthly rate) of Policy Debt for Policy Years 11-20, and 0.35% (0.02917% monthly rate) of Policy Debt for Policy Years 21 and higher.

Moreover, as part of the Monthly Policy Charge, we deduct the Monthly Deferred Sales Charge during the first 10 Policy Years. This charge, which varies based on the Insured’s Issue Age and risk classification on the Date of Issue, is for sales expenses. The charge applied during the first Policy Year is a percent of cumulative premiums paid in the first Policy Year (up to the Target Premium). The charge applied during Policy Years two through ten remains the same and is based on the cumulative premiums paid in the first Policy Year (up to the Target Premium).

We deduct the Monthly Death Benefit Guarantee Charge to compensate us for the risk we have assumed by guaranteeing the Guaranteed Minimum Death Benefit. For a Policy that has a Death Benefit Guarantee, the maximum amount of the charge is $0.02 per $1,000 of Guaranteed Minimum Death Benefit. Currently the charge is $0.01 per $1,000 of Guaranteed Minimum Death Benefit.

We deduct a charge for the Waiver Benefit: Payment of Selected Monthly Premium and the Waiver Benefit: Payment of Specified Monthly Charges, if either of these Optional Benefits is selected. Charges for these Optional Benefits vary based on the Insured’s Attained Age and risk classification. For substandard risks, the charges may be increased by a multiple of up to 4.5 times the standard risk rate. We also deduct a charge for the Additional Purchase Benefit, if selected. The charge for this Optional Benefit varies based on the Insured’s Issue Age.

The Policy provides for transaction fees (also referred to as service charges) to be deducted from Invested Assets on the dates on which transactions take place. These service charges are $25 per change if more than one change occurs in Specified Amount in a Policy Year, $25 per withdrawal, $25 per transfer of assets among the Divisions of the Separate Account, and $25 per change of the Death Benefit option. Currently we waive all of these fees.

We will apportion deductions from Invested Assets among the Divisions of the Separate Account in proportion to the amounts invested in the Divisions.

Surrender Charge

A surrender charge will be deducted from Invested Assets during the first ten Policy Years if the Policy is surrendered or changed to Fixed Paid-Up insurance. The surrender charge during the first Policy Year is a percentage of the Premium Payment paid up to the Target Premium, where the percentage varies by Issue Age, but never exceeds 50% of the premium paid. After the first Policy Year, the surrender charge remains level through the end of the fifth Policy Year, and then grades down monthly in Policy Years six through ten to zero.

Portfolio Expenses

The expenses borne by the Portfolios in which the assets of the Separate Account are invested are shown in the Portfolio prospectuses.

Other Policy Provisions

Naming a Beneficiary

You must name a Beneficiary at the time you apply for your Policy on your Application, but you may change the Beneficiary you designate while the Insured is living and during the first 60 days after the date of death of the Insured if you are not the Insured. Naming or changing a Beneficiary will be made after receipt of your written request in our Home Office effective as of the date you sign your request. Any Beneficiary change terminates all rights under previous Beneficiary designations. We will not be responsible for any payment or other action we take with respect to your Policy before we receive your written request, and we may require the Policy to be sent to us for endorsement to reflect the Beneficiary change.

Incontestability

We will not contest a Policy after it has been in force during the lifetime of the Insured for two years from the Date of Issue or the date of reinstatement. We will not contest a change to the Policy that was subject to insurability requirements after the change has been in force during the lifetime of the Insured for two years from the date of the change.

Suicide

If the Insured dies by suicide within one year from the Date of Issue, the amount payable under the Policy will be limited to the Premium Payments, less the amount of any Policy Debt and withdrawals. If the Insured dies by suicide within one year of the date of issuance of an increase in the amount of insurance, which was subject to insurability requirements, the amount payable with respect to the increase will be limited to the amounts charged for the cost of insurance and other expenses attributable to the increase.

Misstatement of Age or Sex

If the age or sex of the Insured has been misstated, we will adjust all charges, values and benefits to reflect the correct age and sex.

Collateral Assignment

You may assign a Policy as collateral security. We are not responsible for the validity or effect of a collateral assignment and we will not be deemed to know of an assignment before receipt of the assignment in writing at our Home Office. The interests of any Beneficiary will be subject to any collateral assignment made either before or after any Beneficiary is named. The collateral assignee is not an Owner. A collateral assignment is not a transfer of ownership. (See “Ownership Rights.”)

Deferral of Determination and Payment

We will ordinarily pay Policy Benefits within seven days after we receive all required documents at our Home Office. However, we may defer determination and payment of benefits if:

•	the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC; or

•	the SEC permits, by an order, the postponement of any payment for the protection of Owners; or

•	the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

When the Policy is in force as Fixed Paid-Up insurance, we may defer paying the Cash Surrender Value for up to six months from the date of surrender. If payment is deferred for 30 days or more, interest will be paid on the Cash Surrender Value at an annual effective rate of 4% from the date of surrender to the date of payment. We may also defer payment of a Policy loan or withdrawal for up to six months.

If you have submitted a check or draft to our Home Office, we have the right to defer payment of Life Insurance Benefit, surrender, withdrawal, loan, or payment plan proceeds until the check or draft has been honored.

If mandated under applicable law, we may be required to freeze an Owner’s Policy Value and thereby refuse to pay any requests for transfer, withdrawal, surrender, loans, or Life Insurance Benefit, until instructions are received from the appropriate regulatory or other lawful authority. We may also be required to provide additional information about you, your Policy, and your trading activities to government regulators.

Dividends

This Policy is eligible to share in the divisible surplus, if any, of the Company. We determine in our sole discretion the amount and appropriate allocation of divisible surplus each year. Divisible surplus credited to your Policy is referred to as a “dividend.” We will credit dividends attributable to your Policy, if any, on the Policy Anniversary. There is no guaranteed method or formula for the determination or allocation of divisible surplus. Even if there is a divisible surplus, the payment of a dividend on this Policy is not guaranteed. It is not expected that any dividends will be payable on this Policy.

We will pay annual dividends, if any, in cash or you may use them to increase the Policy Value. If you do not provide direction as to the use of dividends, we will use them to increase the Policy Value. Dividends used to increase the Policy Value will be allocated to the Divisions of the Separate Account according to the allocation of Net Premiums then in effect.

Voting Rights

As long as the Separate Account continues to be registered as a unit investment trust under the 1940 Act, and as long as Separate Account assets of a particular Division are invested in shares of a given Portfolio, we will vote the shares of that Portfolio held in the Separate Account in accordance with instructions we receive from the Owners of Policy Value supported by assets of that Division. Each Owner will receive periodic reports relating to the Portfolios, proxy material and a form with which to give instructions with respect to the proportion of shares of the Portfolio held in the Separate Account corresponding to the Owner’s Policy Value. We will vote shares for which no instructions have been received and shares held in our General Account in the same proportion as the shares for which instructions have been received from Policy Owners.

Reports and Financial Statements

For each Policy Year, we will send you a statement showing the Death Benefit, Policy Value and any Policy Debt (including interest charged) as of the Policy Anniversary. We will also send you a confirmation statement when you make a Premium Payment, transfer among Divisions, make a withdrawal of Policy Value, take a Policy loan, or surrender the Policy. The annual statement and confirmation statements will show the apportionment of Invested Assets among the Divisions. If the Policy is in force as Fixed Paid-Up insurance, statements and reports will be limited to an annual Policy statement showing the Death Benefit, Contract Fund Value, and any Policy Debt.

Annually, we will send you a report containing financial statements of the Separate Account and, semi-annually, we will send you reports containing financial information and schedules of investments for the Portfolios underlying the Divisions to which your Invested Assets are allocated. The financial statements of the Company appear in the Statement of Additional Information. Because the Separate Account commenced operations after the end of fiscal year 2006, financial statements for the Separate Account are currently not available. To receive a copy of the Statement of Additional Information, call 1-888-455-2232.

Legal Proceedings

Northwestern Mutual, like other life insurance companies, is ordinarily involved in litigation. Although the outcome of any litigation cannot be predicted with certainty, we believe that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the ability of Northwestern Mutual to meet its obligations under the Policy, on the Separate Account, or on NMIS and its ability to perform its duties as underwriter for the Separate Account.

Owner Inquiries

Get up-to-date information about your Policy at your convenience with your Policy number and your Personal

Identification Number (PIN). Call Northwestern Mutual Express toll-free at 1-800-519-4665 to review Policy Values, transfer among Divisions, change allocation instructions and obtain Division performance information. With your User ID and password you can also visit our website (www.nmfn.com) to access Division performance information, forms for routine service, and daily values for Policies you own. Eligible Owners may also transfer Invested Assets among the Divisions and change the allocation of future Premium Payments online. For enrollment information, please contact us at 1-800-388-8123. If you have questions about making a surrender or filing a claim, please contact your Network Representative or call the Variable Life Service Center at 1-866-424-2609.

Illustrations

Your Network Representative will provide you with illustrations for a Policy upon your request when you apply for a Policy and while your Policy is in force. When you apply for a Policy, the illustrations will be based on the information you give us about the Insured person and will reflect such factors as the Specified Amount, Death Benefit option and Premium Payments that you select. While the Policy is in force, the illustrations will reflect the performance of your Policy to date and will show how the Death Benefit and Policy Value for a Policy would vary based on hypothetical future investment results. These should be based upon realistic expectations given your own individual situation.

Illustrations for variable life insurance policies do not project or predict investment results. The illustrated values assume that non-guaranteed elements such as dividends, policy charges and level investment returns will not change. Given the volatility of the securities markets over time, the illustrated scenario is unlikely to occur and actual Policy Value, Death Benefit, Cash Surrender Value, and certain expenses (which will vary with the investment performance of the Portfolios) will be more or less than those illustrated. In addition, the actual timing and amounts of payments, deductions, expenses and any values removed from the Policy will also impact product performance. Due to these variations, even a Portfolio that averaged the same return as illustrated will produce values which will be more or less than those which were originally illustrated.

Tax Considerations

General

The following discussion provides a general description of federal income tax considerations relating to the Policy. The discussion is based on current provisions of the Code as currently interpreted by the Treasury Department and the Internal Revenue Service. The discussion is not exhaustive, it does not address the likelihood of future changes in federal income tax law or interpretations thereof, and it does not address state or local tax considerations which may be significant in the purchase and ownership of a Policy.

This tax discussion is intended for the promotion of the Company’s products. It does not constitute legal or tax advice, and is not intended to be used and cannot be used to avoid any penalties that may be imposed on a taxpayer. Taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

Life Insurance Qualification

Section 7702 of the Code defines life insurance for federal income tax purposes. The Code provides two alternative tests for determining whether the Death Benefit is a sufficient multiple of the Policy Value. We have designed the Policy to comply with these rules. We will return premiums that would cause a Policy to be disqualified as life insurance, or take any other action that may be necessary for the Policy to qualify as life insurance.

Section 817(h) of the Code authorizes the Secretary of the Treasury to set standards for diversification of the investments underlying variable life insurance policies. Final regulations have been issued pursuant to this authority. Failure to meet the diversification requirements would disqualify the Policies as life insurance for purposes of Section 7702 of the Code. We intend to comply with these requirements.

On July 24, 2003, the Internal Revenue Service issued Rev. Ruls. 2003-91 and 2003-92 that provide guidance on when a Policy Owner’s control of separate account assets will cause the policy owner, and not the life insurance company, to be treated as the owner of those assets. Important indicators of investor control are the ability of the policy owner to select the investment advisor, the investment strategy or the particular investments of the separate account. If the owner of a policy were treated as the owner of the mutual fund shares held in the Separate Account, the income and gains related to those shares would be included in the owner’s gross income for federal income tax purposes. We believe that we own the assets of the Separate Account under current federal income tax law.

Tax Treatment of Life Insurance

While a Policy is in force, increases in the Policy Value as a result of investment experience are not subject to federal income tax until there is a distribution as defined by the Code. The Life Insurance Benefit received by a Beneficiary will ordinarily not be subject to federal income tax.

Unless the Policy is a modified endowment contract, as described below, a loan received under a Policy will not be treated as a distribution subject to current federal income tax. Interest paid by individual Owners of the Policies will ordinarily not be deductible. Other purchasers of Policies should consult a qualified tax advisor as to the deductibility of interest paid or accrued. (See “Business Owned Life Insurance”)

As a general rule, the proceeds from a withdrawal of Policy Value will be taxable only to the extent that the withdrawal exceeds the basis of the Policy. The basis of the Policy is generally equal to the Premium Payments less any amounts previously received as tax-free distributions. Dividends, if any, whether paid in cash, or applied to increase Policy Value, are taxed as withdrawals. However, the reduction in the basis of the Policy is offset by a corresponding increase in basis when the dividend is applied to increase Policy Value. In certain circumstances, a withdrawal of Policy Value during the first 15 Policy Years may be taxable to the extent that the Policy Value exceeds the basis of the Policy. This means that the amount withdrawn may be taxable even if that amount is less than the basis of the Policy.

Caution must be used when taking cash out of a Policy through policy loans. If interest is not paid annually, it is added to the principal amount and the total amount will continue to accrue interest for as long as the loan is maintained on the Policy. The policy loan, increased by accrued interest, reduces the Cash Surrender Value of the Policy. If the Policy remains in force until death, the loan will be repaid from the tax-free Death Benefit. However, if the Policy lapses or is surrendered, the loan (which includes the total amount of the loan plus accrued interest) will be repaid from the Policy Value, and the Policy Value will be taxable to the extent it exceeds the amount of Premium Payments. If the Policy is changed to Fixed Paid-Up insurance, the loan will continue in force and interest will continue to accrue. In extreme situations, Policy Owners can face what is called the “surrender squeeze.” The surrender squeeze occurs when the unborrowed Policy Value, less the applicable surrender charge, is insufficient to cover the Monthly Policy Charge or to cover the tax due if the Policy terminates. If the unborrowed Policy Value, less the applicable surrender charge, is insufficient to cover the Monthly Policy Charges, then either additional Premium Payments would have to be made and/or loan repayments would have to be made annually or the Policy would terminate and any income tax due would have to be paid with other assets.

An exchange of the Policy for another life insurance policy, an endowment contract or an annuity contract covering the same Insured may be done on a tax-free basis; however, any cash received or loan repaid in an exchange will be taxed to the extent of the gain in the Policy (i.e., on a gain-first basis). Special tax rules may apply when ownership of a Policy is transferred. You should seek qualified tax advice if you plan a transfer of ownership.

Modified Endowment Contracts

A Policy will be classified as a modified endowment contract if the cumulative Premium Payments during the first seven Policy Years exceed a defined “seven-pay” limit. The seven-pay limit is the sum of the Premium Payments at any time net of expense and administrative charges that would have been paid on or before that time if the Policy provided for paid-up benefits after seven level annual payments based on defined interest and mortality assumptions. A Policy will be treated as a modified endowment contract unless any excess premiums are withdrawn from the Policy with interest within 60 days after the end of the Policy Year in which they are paid.

Whenever there is a “material change” under a Policy, it will generally be treated as a new contract for purposes of determining whether the Policy is a modified endowment contract, and it will be subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined by taking into account the Policy Value of the Policy at the time of such change. A materially changed Policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit. A material change could occur, for example, as a result of an increase in the Death Benefit, the addition of an optional benefit or the payment of a Premium Payment that is considered “unnecessary” under the Code.

If the Death Benefit under the Policy is reduced during the first seven Policy Years after issuing the Policy (or within seven years after a material change), for example, by making a withdrawal of Policy Value or by requesting a decrease in the Specified Amount or, in some cases, by lapsing the Policy, the seven-pay Premium Payment limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay limit, the Policy will become a modified endowment contract.

A life insurance policy which is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

If a Policy is a modified endowment contract, any distribution from the Policy will be taxed on a gain-first basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan), a withdrawal of Policy Value, a surrender of the Policy and dividends paid in cash, but not dividends retained by the Company to increase Policy Value. If a Policy terminates while there is a Policy loan, the cancellation of the loan and accrued loan interest also will be treated as a distribution to the extent not previously treated as such. Any such distributions will be considered taxable income to the extent the Policy Value exceeds the basis in the Policy. For modified endowment contracts, the basis would be increased by the amount of any prior loan under the Policy that was considered taxable income. For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Northwestern Mutual to the same Policy Owner (excluding certain qualified plans) during any calendar year are aggregated. The Treasury Department has authority to prescribe additional rules to prevent avoidance of gain-first taxation on distributions from modified endowment contracts.

A 10% penalty tax will apply to the taxable portion of a distribution from a modified endowment contract. The penalty tax will not, however, apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability (as defined in the Code) or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and the taxpayer’s beneficiaries. The exceptions generally do not apply to life insurance policies owned by corporations or other entities.

Business Owned Life Insurance

Business-owned life insurance may be subject to certain additional rules. Section 101(j) of the Code provides that the Death Benefit payable under business-owned life insurance in which the business is also the beneficiary will be taxable unless (i) the insured is an eligible employee and (ii) the employee is given notice of the insurance and the maximum face amount and consents to be insured and to the continuation of the insurance after the employee terminates service with the employer. Generally, an eligible employee is an officer, a director, a person who owns more than 5% of the business, an employee earning more than $100,000 annually (increased for cost of living after 2006) or an employee who is among the highest paid 35% of employees. The law also imposes an annual reporting and record-keeping obligation on the employer.

Section 264(a) (1) of the Code generally disallows a deduction for Premium Payments on Policies by anyone who is directly or indirectly a beneficiary under the Policy. Increases in Policy Value may also be subject to tax under the corporation alternative minimum tax provisions. Section 264(a)(4) of the Code disallows an interest deduction on loans taken against business-owned life insurance policies unless the policies cover key persons and then only to the extent the aggregate amount of the loans on any key person does not exceed $50,000. Generally, a key person means an officer or a 20% owner. However, the number of key persons will be limited to the greater of (a) five individuals, or (b) the lesser of 5% of the total officers and employees of the taxpayer or 20 individuals. Deductible interest for these Policies will be subject to limits based on current market rates.

In addition, Section 264(f) disallows a proportionate amount of a business’s interest deduction on non-life insurance indebtedness based on the amount of unborrowed Policy Value of non-exempt life insurance policies held in relation to other business assets. Exempt policies include policies held by natural persons unless the business is a direct or indirect beneficiary under the policy and policies owned by a business and insuring employees, directors, officers and 20% owners (as well as joint policies insuring 20% owners and their spouses).

Split-Dollar Arrangements

Life insurance purchased under a split dollar arrangement is subject to special tax rules. Treasury regulations regarding the taxation of split dollar arrangements provide that split dollar arrangements must be taxed under one of two mutually exclusive tax regimes depending on the ownership of the underlying life insurance policy. Collateral assignment split dollar arrangements, in which the employee owns the policy, must be taxed under a loan regime. Where such an arrangement imposes a below market interest rate or no interest rate, the employee is taxed on the imputed interest under Section 7872 of the Code. Endorsement split dollar arrangements, in which the employer owns the policy, must be taxed under an economic benefit regime. Under this regime, the employee is taxed each year on (i) the value of the current life insurance protection provided to the employee, (ii) the amount of policy Cash Surrender Value to which the employee has current access, and (iii) the value of any other economic benefits provided to the employee during the taxable year.

Under the Sarbanes-Oxley Act of 2002, it is a criminal offense for an employer with publicly traded stock to extend or arrange a personal loan to a director or executive officer. One issue that has not been clarified is whether each Premium Payment paid by such an employer under a split dollar arrangement with a director or executive officer is a personal loan subject to the new law.

Section 409A of the Code imposes requirements for nonqualified deferred compensation plans with regard to the timing of deferrals, distribution triggers, funding mechanisms and reporting requirements. Nonqualified deferred compensation plans that fail to meet these conditions are taxed currently on all compensation previously deferred and interest earned thereon and are assessed an additional 20% penalty. The law does not limit the use of life insurance as an informal funding mechanism for nonqualified deferred compensation plans but proposed Treasury regulations provide that certain split dollar arrangements will be treated as nonqualified deferred compensation plans that must comply with the new rules. Further guidance is expected on this issue.

Valuation of Life Insurance

Special valuation rules apply to Policies distributed from a qualified plan to a participant or transferred by an employer to an employee. IRS Notice 2005-25 provides a safe harbor formula for valuing variable life insurance under which the value is the greater of the interpolated terminal reserve or the cash value (adjusted by a surrender factor for policies distributed from qualified plans), both increased by a pro rata portion of the estimated dividends for the Policy Year.

Estate Tax and Generation Skipping Tax

If ownership of the Policy is transferred, either directly or in trust, to a person two or more generations younger than the Owner, the value of the Policy may be subject to a generation skipping transfer tax.

Section 2010 of the Code provides a $2 million estate tax credit for 2006, 2007 and 2008 and a $3.5 million credit for 2009. The exemption amount for gift tax purposes is $1 million for 2006 to 2010. The top estate, gift and generation skipping transfer tax rate is 46% in 2006 and 45% in 2007, 2008 and 2009. In 2010, the estate tax and generation skipping transfer tax are repealed and the gift tax rate is reduced to 35%. Unless these rules are extended or made permanent, they will be sunsetted or repealed in 2011 and the rules in effect in 2001 ($1 million exclusion amount and 50% maximum tax rate) will be reinstated. It is generally believed that the estate and generation skipping tax repeal will not be made permanent but that further changes may be made.

Other Tax Considerations

Pursuant to regulations issued in 2003, taxpayers are required to annually report all “reportable transactions” as defined in the regulations. “Reportable transactions” include transactions that are offered under conditions of confidentiality as to tax treatment and involve an advisor who receives a fee of $250,000 or more, or transactions that include a tax indemnity. Rev. Proc. 2003-25 further held that the purchase of life insurance policies by a business does not, by itself, constitute a “reportable transaction”.

Depending on the circumstances, the exchange of a Policy, a Policy loan, or a change in ownership or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, estate, inheritance, and other tax consequences of Policy ownership, Premium Payments and receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. If you contemplate any such transaction you should consult a qualified tax adviser. In addition, a Death Benefit under the Policy may be subject to federal estate tax and state inheritance taxes.

Distribution of the Policy

We sell the Policy through our Network Representatives who also are registered representatives of Northwestern Mutual Investment Services, LLC (“NMIS”). NMIS, our wholly-owned company, was organized under Wisconsin law in 1998 and is located at 611 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. NMIS is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of NASD, Inc. NMIS is the principal underwriter of the Policy and has entered into a Distribution Agreement with us. The Policies are available exclusively through NMIS and our Network Representatives.

The maximum commission payable to the registered representative who sells the Policy is 40% of Target Premium and 2.75% of Premium Payments in excess of that amount during the first Policy Year; 6% of Target Premium and 2.75% of Premium Payments in excess of that amount paid in Policy Years 2-10; and 2% of Premium Payments thereafter. In addition, a commission of 0.10% of Invested Assets is paid at the end of Policy Years 2-10; and 0.07% of Invested Assets at the end of Policy Years 11 and later. The entire amount of the sales commissions is passed through the Distributor to the registered representative who sold the Policy and to his or her manager. The Company pays compensation and bonuses for the Distributor’s management team, and other expenses of distributing the Policies.

Because registered representatives of the Distributor are also our appointed agents, they are eligible for various cash benefits, such as bonuses, insurance benefits, and non-cash compensation programs that we offer, such as conferences, achievement recognition, prizes, and awards. In addition, Distributor’s registered representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the Policies may help registered representatives and/or their managers qualify for such benefits. Certain of the Distributor’s registered representatives and managers may receive other payments from us for the recruitment and training of personnel, production of promotional literature and similar services.

We receive compensation from certain investment advisers and/or administrators (and/or affiliates thereof) of the Funds in connection with administrative and record-keeping services we provide to the Funds. Such compensation may range up to 0.10% of the assets of a Portfolio attributable to the Policy. Some advisers or administrators may pay us more than others. Northwestern Mutual Investment Services, LLC, our wholly owned broker-dealer, also receives 12b-1 fees deducted from certain Funds’ Portfolio assets and additional payments from the Funds’ distributors or their affiliates for providing certain distribution-related services for those Portfolios. For additional information see the Portfolio prospectuses.

Commissions and other incentives and payments described above are not charged directly to Policy Owners or to the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy.

Glossary of Terms

APPLICATION

The form completed by the applicant when applying for coverage under the Policy. This includes any:

1. amendments or endorsements;

2. supplemental Applications;

3. reinstatement Applications; and

4. Policy change Applications.

ATTAINED AGE

The Insured’s Issue Age listed in the Policy Schedule Pages, plus the number of complete Policy Years that have elapsed since the Policy Date.

BENEFICIARY(IES)

The person(s) so named in the Application, unless later changed, to whom any Life Insurance Benefit is payable upon the death of an Insured, subject to the conditions and provisions of the Policy. The term includes direct and contingent Beneficiaries and any further payees of the Life Insurance Benefit.

CASH SURRENDER VALUE

The amount we pay you when you surrender your Policy which is equal to the Policy Value minus the sum of Policy Debt and any surrender charge that would be imposed.

CODE

The Internal Revenue Code of 1986, as amended.

DATE OF ISSUE

The date on which insurance coverage takes effect when a Premium Payment is made with the Application, and the date on which the suicide and contestable periods begin. The date is shown on the Policy Schedule Page. An optional benefit subsequently added to the Policy or other increase in risk to the Company will have its own Date of Issue.

DEATH BENEFIT

The gross amount payable to the Beneficiary upon the death of the Insured, before the deduction of Policy Debt and other adjustments. (See “Life Insurance Benefit.”)

DEATH BENEFIT GUARANTEE GRACE PERIOD

A 61-day period after which the Death Benefit Guarantee will terminate if you do not make a sufficient payment.

DIVISION

A subdivision of the Separate Account. We invest each Division’s assets exclusively in shares of one Portfolio.

FUND

A Fund is registered under the 1940 Act as an open-end management investment company or as a unit investment trust, or is not required to be registered under the Act. The Fund is available as an investment option under the Policy. The assets of each of the Divisions of the Separate Account are used to purchase shares of the corresponding Portfolio of a Fund.

GENERAL ACCOUNT

All assets of the Company, other than those held in the Separate Account or in other separate accounts that have been or may be established by the Company.

HOME OFFICE

Our office at 720 East Wisconsin, Milwaukee, Wisconsin 53202-4797.

IN FORCE DATE

The date on which the initial net Premium Payment is transferred from the General Account to the Separate Account.

INITIAL ALLOCATION DATE

The date identified in the Policy Schedule Pages on which we allocate Net Premium or Invested Assets to the Divisions of the Separate Account according to the Owner’s instructions.

INITIAL SPECIFIED AMOUNT

The Specified Amount of coverage on the Policy Date of Issue.

INSURED

The person named as the Insured on the Application and in the Policy.

INVESTED ASSETS

The sum of all amounts in the Divisions of the Separate Account.

ISSUE AGE

The Insured’s age on his/her birthday nearest the Policy Date.

LIFE INSURANCE BENEFIT

The net amount payable upon the death of the Insured. The Life Insurance Benefit equals the Death Benefit (or the Guaranteed Minimum Death Benefit if the Policy is in force under the Death Benefit Guarantee) reduced by any outstanding Policy Debt and other adjustments if death occurs during a grace period.

LOAN VALUE

An amount equal to 90% of the excess of the Policy Value on the date of the loan over the surrender charge that would be applicable to a surrender on the date of the loan.

MONTHLY POLICY CHARGE

The amount equal to the sum of:

1. the monthly cost of insurance charge;

2. the monthly cost of any optional benefit, if applicable;

3. the monthly underwriting and issue charge;

4. the monthly mortality and expense risk charge;

5. the monthly administrative charge;

6. the monthly deferred sales charge;

7. the monthly Policy Debt Expense charge, if applicable; and

8. the monthly Death Benefit Guarantee charge, if applicable.

MONTHLY PROCESSING DATE

The first Monthly Processing Date is the Policy Date; thereafter, the Monthly Processing Date is the same day of each month as the Policy Date. If the Monthly Processing Date would otherwise fall on the 29th, 30th or 31st of the month, monthly processing will occur on that day or on the last day of the month if the month does not have that day.

NET PREMIUM(S)

The amount of Premium Payment remaining after the Premium Expense Charge has been deducted.

NETWORK REPRESENTATIVE

An individual who is authorized to sell you the Policy and who is both licensed as a Northwestern Mutual insurance agent and registered as a representative of our affiliate, Northwestern Mutual Investment Services, LLC, the principal underwriter of the Policy.

OWNER (You, Your)

The person named in the Application as the Owner, or the person who becomes Owner by transfer or succession.

POLICY ANNIVERSARY

The same day and month as the Policy Date in each year following the first Policy Year.

POLICY DATE

The date shown on the Policy Schedule Page from which the following are computed:

1. Policy Year;

2. Policy Anniversary;

3. Monthly Processing Date;

4. Death Benefit Guarantee Period;

5. the Issue Age of Insured; and

6. the Attained Age of the Insured.

POLICY DEBT

The total amount of all outstanding Policy loans, including both principal and accrued interest.

POLICY GRACE PERIOD

A 61-day period after which a Policy will lapse if you do not make a sufficient payment.

POLICY VALUE

The sum of Invested Assets and Policy Debt.

POLICY YEAR

A year that starts on the Policy Date or on a Policy Anniversary.

PORTFOLIO

A series of a Fund available for investment under the Policy which corresponds to a particular Division of the Separate Account.

PREMIUM PAYMENTS

All payments you make under the Policy other than loan repayments.

SEPARATE ACCOUNT

Northwestern Mutual Variable Life Account II

SPECIFIED AMOUNT

The amount you select, subject to minimums and underwriting requirements we establish, used in determining the insurance coverage on an Insured’s life.

TARGET PREMIUM

An amount based on the Specified Amount, any additional benefits, and the age and other characteristics of the Insured, such as the sex, used to compute part of the Premium Expense Charge, the Deferred Sales Charge, the Surrender Charge and the sales commission.

VALUATION DATE

Any day the New York Stock Exchange (“NYSE”) is open for trading, except for any days specified in the Policy’s prospectus and any day that a Division’s corresponding investment option does not value its shares. A Valuation Date ends when the NYSE closes.

VALUATION PERIOD

The time between the close of business on a Valuation Date and the close of business on the next Valuation Date.

Additional Information

More information about Northwestern Mutual Variable Life Account II (the “Separate Account”) is included in a Statement of Additional Information (SAI), which is dated the same day as this prospectus, is incorporated by reference in this prospectus, and is available free of charge from The Northwestern Mutual Life Insurance Company. To request a free copy of the Separate Account’s SAI, or current annual report, call us toll-free at 1-888-455-2232. Information about the Separate Account (including the SAI) can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission (SEC) in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Separate Account are available on the SEC’s Internet site at http://www.sec.gov, or they may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F St., NE, Washington, DC 20549-0102.

Your Network Representative will provide you with illustrations for a Custom Variable Universal Life Policy free of charge upon your request. The illustrations show how the Death Benefit, Invested Assets and Cash Surrender Value for a Policy would vary based on hypothetical investment results. Your Network Representative will also respond to other inquiries you may have regarding the Policy, or you may contact the Variable Life Service Center at 1-866-424-2609.

Investment Company Act File No. 811- 21933

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

(Registrant)

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

(Depositor)

720 EAST WISCONSIN AVENUE

MILWAUKEE, WI 53202

1-888-455-2232

STATEMENT OF ADDITIONAL INFORMATION

Custom Variable Universal Life

This Statement of Additional Information (“SAI”) contains additional information regarding the Custom Variable Universal Life insurance policy (the “Policy”) offered by The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”). This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated [                        ], 2006. You may obtain a copy of the prospectus by writing or calling Northwestern Mutual at the address or phone number shown above, or by visiting the Northwestern Mutual website at www.nmfn.com. Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.

The date of this Statement of Additional Information is [                        ], 2006

DISTRIBUTION OF THE POLICY

The Policy will be offered on a continuous basis exclusively through our Network Representatives, who are also registered representatives of Northwestern Mutual Investment Services, LLC (“NMIS”). NMIS, our wholly-owned company, is the principal underwriter of the Policy and is located at 611 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Because the Registrant has not commenced operations, no underwriting commissions have been paid to or retained by NMIS. Nor have any amounts been paid to other underwriters or broker-dealers.

EXPERTS

To be provided by pre-effective amendment

FINANCIAL STATEMENTS OF THE REGISTRANT

Because the Registrant has not commenced operations, financial statements for the Registrant are not currently available.

FINANCIAL STATEMENTS OF THE DEPOSITOR

To be provided by pre-effective amendment

F-1

PART C

OTHER INFORMATION

Item 26.	Exhibits

Exhibit	Description	Filed Herewith/Incorporated Herein By Reference To

(a)	Resolution of Board of Trustees of The Northwestern Mutual Life Insurance Company establishing the Account, dated March 22, 2006	Filed herewith

(b)	Not Applicable

(c)	Distribution Agreement Between The Northwestern Life Insurance Company and Northwestern Mutual Investment Services, LLC, dated May 1, 2006	Filed herewith

(d)1	Form of Northwestern Mutual Flexible Premium Variable Adjustable Life Insurance Policy, TT.CVUL. (0107)	Filed herewith

(d)2(a)	Waiver Benefit: Payment of Selected Monthly Premium Upon Total Disability, TT.VUL.UL.SMP.(0107)	Filed herewith

(d)2(b)	Waiver Benefit: Payment of Specified Monthly Charges Upon Total Disability, TT.VUL.UL.SMC.(0107)	Filed herewith

(d)2(c)	Additional Purchase Benefit, TT.VUL.APB.(0107)	Filed herewith

(d)2(d)	Endorsement Regarding Qualification Of Variable Life Policy As A Life Insurance Contract, AMDT.FLSF.(0199)	Filed herewith

(e)	Form of Northwestern Mutual Life Insurance Application, 90-1 L.I.(0198) with Application Supplement, (90-1.CVUL.Supp.(0107)	Filed herewith

(f)1(a)	Restated Articles of Incorporation of The Northwestern Mutual Life Insurance Company (adopted July 26, 1972)	Incorporated herein by reference to Exhibit A(6)(a) to Form S-6 Post-Effective Amendment No. 18, File No. 2-89972, filed April 26, 1996

(f)1(b)	Amended By-Laws of The Northwestern Mutual Life Insurance Company dated December 4, 2002	Incorporated herein by reference to Exhibit (f) to Form N-6 Post-Effective Amendment No. 8, File No. 333-36865, filed February 28, 2003

(g)	Form of Reinsurance Agreement	To be filed by pre-effective amendment

(h)1(a)(1)	Participation Agreement dated March 16, 1999 Among Russell Insurance Funds, Russell Fund Distributors, Inc. and The Northwestern Mutual Life Insurance Company	Incorporated herein by reference to Exhibit (b)(8)(a) to Form N-4 Post-Effective Amendment No. 66, File No. 2-29240, filed on April 28, 2005

(h)1(a)(2)	Amendment No. 1 dated August 7, 2000 to the Participation Agreement dated March 16, 1999 Among Russell Insurance Funds, Russell Fund Distributors, Inc. and The Northwestern Mutual Life Insurance Company	Filed herewith

(h)1(a)(3)	Form of Amendment No. 2 to Participation Agreement adding Northwestern Mutual Variable Life Account II and Northwestern Mutual Flexible Premium Variable Life Insurance Policy, TT.CVUL.(0107)	To be filed by pre-effective amendment

(h)1(b)(1)	Participation Agreement dated May 1, 2003 among Variable Insurance Products Funds, Fidelity Distributors and The Northwestern Mutual Life Insurance Company	Incorporated herein by reference to Exhibit (b)(8)(b) to Form N-4 Post-Effective Amendment No. 66, File No. 2-29240, filed on April 28, 2005

(h)1(b)(2)	Form of Amendment No. 1 to Participation Agreement adding Northwestern Mutual Variable Life Account II and Northwestern Mutual Flexible Premium Variable Life Insurance Policy, TT.CVUL.(0107)	To be filed by pre-effective amendment

(h)1(c)	Administrative Service Fee Agreement dated February 28, 1999 between The Northwestern Mutual Life Insurance Company and Frank Russell Company	Incorporated herein by reference to Exhibit (b)(8)(c) to Form N-4 Post-Effective Amendment No. 66, File No. 2-29240, filed on April 28, 2005

(j)	Not Applicable

(k)	Opinion and Consent of Robert J. Berdan, Esq. dated	To be filed by pre-effective amendment

(l)	Not Applicable

(m)	Not Applicable

(n)	Consent of PricewaterhouseCoopers LLP dated	To be filed by pre-effective amendment

(o)	Not Applicable

(p)	Not Applicable

(q)	Memorandum describing Issuance, Transfer and Redemption Procedures for Variable Life Insurance Contracts	To be filed by pre-effective amendment

Item 27.	Directors and Officers of the Depositor

The following lists include all of the Trustees, executive officers and other officers of The Northwestern Mutual Life Insurance Company without regard to their activities relating to variable life insurance policies or their authority to act or their status as “officers” as that term is used for certain purposes of the federal securities laws and rules thereunder.

TRUSTEES – As of July 26, 2006

Name	Business Address
Edward E. Barr	2050 Center Avenue
Suite 567
Fort Lee, NJ 07024

John M. Bremer	The Northwestern Mutual Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, WI 53202

Peter W. Bruce	The Northwestern Mutual Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, WI 53202

Robert C. Buchanan	Fox Valley Corporation
100 West Lawrence Street (54911)
P.O. Box 727
Appleton, WI (54912-0727)

George A. Dickerman	68 Normandy Road
Longmeadow, MA 01106-1259

David J. Drury	Poblocki & Sons, LLC
922 South 70th Street
Milwaukee, WI 53214

Connie K. Duckworth	ARZU
77 Stone Gate Lane
Lake Forest, IL 60045

David A. Erne	Reinhart Boener Van Deuren, sc
1000 North Water Street
Suite 2100
Milwaukee, WI 53202

James P. Hackett	Steelcase, Inc.
901 – 44th Street
Grand Rapids, MI 49508

Hans Helmerich	Helmerich & Payne, Inc.
1437 South Boulder
Tulsa, OK 74119

Stephen F. Keller	101 South Las Palmas Avenue
Los Angeles, CA 90004

Barbara A. King	Landscape Structures, Inc.
Route 3
601-7th Street South
Delano, MN 55328

Margery Kraus	APCO Worldwide
700 12th Street, NW, Suite 800
Washington, DC 20005

J. Thomas Lewis	228 St. Charles Avenue
Suite 1024
New Orleans, LA 70130

Ulice Payne, Jr.	Addison-Clifton, L.L.C.
13555 Bishop’s Court
Suite 245
Brookfield, WI 53005

H. Mason Sizemore, Jr.	2054 N.W. Blue Ridge Drive
Seattle, WA 98177

Peter M. Sommerhauser	Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, WI 53202-3590

John E. Steuri	52 River Ridge Road
Little Rock, AR 72227-1518

John J. Stollenwerk	Allen-Edmonds Shoe Corporation
201 East Seven Hills Road
P.O. Box 998
Port Washington, WI 53074-0998

Barry L. Williams	Williams Pacific Ventures, Inc.
4 Embarcadero Center, Suite 3700
San Francisco, CA 94111

Kathryn D. Wriston	c/o Shearman & Sterling
599 Lexington Avenue, Room 1064
New York, NY 10022

Edward J. Zore	The Northwestern Mutual Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, WI 53202

EXECUTIVE OFFICERS – As of July 26, 2006

Name	Title
Edward J. Zore	President and Chief Executive Officer
John M. Bremer	Chief Operating Officer (Chief Compliance Officer)
Peter W. Bruce	Chief Insurance Officer

William H. Beckley	Executive Vice President (Agencies)
Gary A. Poliner	Executive Vice President & Chief Financial Officer
Mason G. Ross	Executive Vice President & Chief Investment Officer
John E. Schlifske	Executive Vice President (Investment Products & Services and Affiliates)
Mark G. Doll	Senior Vice President (Public Markets)
Christine H. Fiasca	Senior Vice President (Agency Services)
Richard L. Hall	Senior Vice President (Life Product)
William C. Koenig	Senior Vice President & Chief Actuary
Jean M. Maier	Senior Vice President (Insurance Operations)
Meridee J. Maynard	Senior Vice President (Life Product)
Gregory C. Oberland	Senior Vice President & Chief Information Officer
Marcia Rimai	Senior Vice President (Business Integration Services)
Charles D. Robinson	Senior Vice President (IPS Strategy)
Robert J. Berdan	Vice President, General Counsel & Secretary
Michael G. Carter	Vice President (Field Compensation & Planning)
Steven T. Catlett	Vice President (Corporate Services)
Eric P. Christophersen	Vice President (Compliance/Best Practices)
David D. Clark	Vice President (Real Estate)
Gloster B. Current	Vice President (Policyowner Services)
John M. Grogan	Vice President (Disability Income)
John C. Kelly	Vice President & Controller
John L. Kordsmeier	Vice President (New Business)
Susan A. Lueger	Vice President (Human Resources)
Jeffrey J. Lueken	Vice President (Securities)
Raymond J. Manista	Vice President (Corporate Planning)
David W. Simbro	Vice President (Long Term Care)
Brenda F. Skelton	Vice President (Communications)
Calvin R. Schmidt	Vice President (Investment Product Operations)
Todd M. Schoon	Vice President (Agencies)
J. Edward Tippetts	Vice President (Wealth Management)
Donald G. Tyler	Vice President (IPS Products & Sales)
Martha M. Valerio	Vice President (Information Systems)
Michael L. Youngman	Vice President (Government Relations)

OTHER OFFICERS – As of December 1, 2005

Name	Title
John Abbott	Director-Field Benefit Consultants
Carl Amick	VP-Risk Management Operations
Jason Anderson	Assistant Director Tax
Mark Backe	Asst. General Counsel & Asst. Secretary
Rebekah Barsch	Vice President Investment Product Lines
Blaise Beaulier	Director of Project Portfolio Management
Beth M. Berger	Asst. General Counsel & Asst. Secretary
Frederick W. Bessette	Asst. General Counsel & Asst. Secretary
Maryann Bialo	Asst. Director DI Benefit
Carrie Bleck	Director Policyowner Services
Melissa Bleidorn	Asst. General Counsel & Asst. Secretary
Sandra Botcher	Asst. General Counsel & Asst. Secretary
Anne Brower	Asst. General Counsel & Asst. Secretary
Michael S. Bula	Asst. General Counsel & Asst. Secretary
Gwen Canady	Director Corporate Reporting
Kurt Carbon	Director Life Lay Standards
Susan A. Cerbins	Asst. General Counsel & Asst. Secretary

Walt Chossek	Director-Finance
Tom Christianson	Director Advanced Business Services
Barbara Courtney	Director Mutual Fund Accounting
Dennis Darland	Asst. Director DI Benefit
Mark Diestelmeier	Asst. General Counsel & Asst. Secretary
Dave Dorshorst	Director Field Services and Support
John E. Dunn	Asst. General Counsel & Asst. Secretary
James R. Eben	Asst. General Counsel & Asst. Secretary
Cheryl Flanders	Compliance & QA Consultant
Carol Flemma	Director-IPS Bus Development/Comm
Don Forecki	Director Investment Operations
James C. Frasher	Asst. General Counsel & Asst. Secretary
John Garofani	Asst. General Counsel & Asst. Secretary
Sheila Gavin	Asst. General Counsel & Asst. Secretary
Don Gehrke	Director-Inv Client Services
Tim Gerend	Asst. General Counsel & Asst. Secretary
Wally Givler	Vice President Investment Accounting
Kevin M. Gleason	Asst. General Counsel & Asst. Secretary
Bob Gleeson	Vice President & Medical Director
C. Claibourne Greene	Asst. General Counsel & Asst. Secretary
Tom Guay	Vice President Underwriting Standards
Greg Gurlik	Director Long Term Care Product Development
Wayne Heidenreich	Medical Director
Gary Hewitt	Vice President & Treasurer
Patricia Hillmann	Director-Annuity Customer Service
Mark W. Humphrey	Director-Architecture Construction Environmental Services
Sharon A. Hyde	Asst. Director Disability Benefit
Elizabeth Idleman	Asst. General Counsel & Asst. Secretary
Todd Jones	Asst. Director- IPS Finance
David B. Kennedy	Asst. General Counsel & Asst. Secretary
Mollie Kenny	Regulatory Consultant
Don Kiefer	Vice President Actuary
James Koelbl	Asst. General Counsel & Asst. Secretary
Abim Kolawole	Asst. General Counsel & Asst. Secretary
Robert Kowalsky	Vice President & Chief Architect
Carol L. Kracht	Vice President, Deputy General Counsel & Investment Counsel
Pat Krueger	Director Annuity Customer Service
Todd Kuzminski	Director Investment Accounting
Donna Lemanczyk	Director-Investment Closing
Elizabeth Lentini	Asst. General Counsel & Asst. Secretary
Sally J. Lewis	Asst. General Counsel & Asst. Secretary
James Lodermeier	Senior Actuary
George R. Loxton	Asst. General Counsel & Asst. Secretary
Cindy Lubbert	Asst. Director-DI Underwriting
Dean Mabie	Asst. General Counsel & Asst. Secretary
Jon Magalska	Actuary
Steve Mannebach	Director Field Management Development
Anthony C. Marino	Asst. General Counsel & Asst. Secretary
Jeff Marks	Director Special Projects
Steve Martinie	Asst. General Counsel & Asst. Secretary
Ted Matchulat	Director Product Compliance
Allan McDonnell	Director-Order Entry Desk/Retail Svc
James L. McFarland	Asst. General Counsel & Asst. Secretary

Patrick McKeown	Investment Research Consultant
Larry S. Meihsner	Asst. General Counsel & Asst. Secretary
Bob Meilander	Vice President Corporate Actuary
Christopher Menting	Asst. General Counsel & Asst. Secretary
Richard E. Meyers	Asst. General Counsel & Asst. Secretary
Joanne Migliaccio	Director Field Services and Support
Michael Mihm	Asst. Director-IPS Field Consulting
Lynn Milewski	Director Annuity New Business
Daniel Moakley	Asst. General Counsel & Asst. Secretary
Jill Mocarski	Medical Director
Karen Molloy	Director Banking & Cash Management
Diane Moro-Goane	Director Marketing Materials Review
Scott J. Morris	Asst. General Counsel & Asst. Secretary
Jennifer W. Murphy	Asst. General Counsel & Asst. Secretary
Tim Nelson	Director Market Conduct
David K. Nelson	Asst. General Counsel & Asst. Secretary
Mary S. Nelson	Asst. General Counsel & Asst. Secretary
Jeffrey Niehaus	Director-Business Retirement Markets
Kathy Oman	Director-IPS Projects and Planning
Timothy Otto	Asst. General Counsel & Asst. Secretary
Art Panighetti	Vice President Tax
Randy M. Pavlick	Asst. General Counsel & Asst. Secretary
David W. Perez	Asst. General Counsel & Asst. Secretary
Judith L. Perkins	Asst. General Counsel & Asst. Secretary
Pete Peterson	Director Long Term Care Administration
William C. Pickering	Asst. General Counsel & Asst. Secretary
Nora M. Platt	Asst. General Counsel & Asst. Secretary
Harvey W. Pogoriler	Asst. General Counsel & Asst. Secretary
Randy Powell	Medical Director
Dave Remstad	Vice President Specialty Markets
Tom Richards	Vice President Agency Development
Dan Riedl	President NMIS
Kathleen M. Rivera	Vice President and Deputy General Counsel
Bethany Rodenhuis	Vice President Audit
Tammy Roou	Asst. General Counsel & Asst. Secretary
Matt Sauer	Director-IPS Compensation
Linda Schaefer	Director-Special Investigative Unit
Thomas F. Scheer	Asst. General Counsel & Asst. Secretary
Jane Ann Schiltz	Vice President Business Markets
Kathleen H. Schluter	Vice President & Tax Counsel
Sue Schmeidel	Director Field Development
Rodd Schneider	Asst. General Counsel & Asst. Secretary
Catherine L. Shaw	Asst. General Counsel & Asst. Secretary
Sherri Shickert	Director Policyowner Services
David Silber	Asst. General Counsel & Asst. Secretary
Stephen M. Silverman	Asst. General Counsel & Asst. Secretary
Mark W. Smith	Associate General Counsel & Asst. Secretary
Warren Smith	Assistant Director-Architecture
Diane Smith	Assistant Director Policyowner Services
Richard Snyder	Director-Mutual Fund Prod
Steve Sperka	Director DI Benefits
Karen Stevens	Asst. General Counsel & Asst. Secretary
Steve Stone	Director IS Finance
Brenda J. Stugelmeyer	Asst. General Counsel & Asst. Secretary

Cheryl Svehlek	Director-Administration
Rachel Taknint	Vice President, Department Planning and Operations & Associate General Counsel
Paul Tews	Director Investment Planning
Kellen Thiel	Director-Managed Products
Derek Tyus	Director of Strategic Analysis & Planning
Mary Beth Van Groll	Vice President Information Systems
Natalie Versnik	Director Policyowner Services
Andy Ware	Vice President Actuary
Joel Weiner	Medical Director
Catherine A. Wilbert	Asst. General Counsel & Asst. Secretary
Don Wilkinson	Vice President Agency Administration
Jeff Williams	Director Compliance Risk Management
Brian Wilson	Director-IPS National Sales
John Wilson	Director Long Term Care Sales Support
Robert Wright	Director-Affinity Funds
Catherine M. Young	Asst. General Counsel & Asst. Secretary
Terry R. Young	Asst. General Counsel & Asst. Secretary
Rick Zehner	Vice President Life Products
Patti Zimmermann	Director Investment Technology & Development
Philip Zwieg	Vice President Information Systems

The business addresses for all of the executive officers and other officers is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 28.	Persons Controlled By or Under Common Control with the Depositor or Registrant

The subsidiaries of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”), as of July 13, 2006 are set forth on pages C-9 through C-11. In addition to the subsidiaries set forth on pages C-9 through C-11, the following separate investment accounts (which include the Registrant) may be deemed to be either controlled by, or under common control with, Northwestern Mutual:

1.	NML Variable Annuity Account A

2.	NML Variable Annuity Account B

3.	NML Variable Annuity Account C

4.	Northwestern Mutual Variable Life Account

5.	Northwestern Mutual Variable Life Account II

Northwestern Mutual Series Fund, Inc. and Russell Investment Funds (the “Funds”), shown below as subsidiaries of Northwestern Mutual, are investment companies, registered under the Investment Company Act of 1940, offering their shares to the separate accounts identified above; and the shares of the Funds held in connection with certain of the accounts are voted by Northwestern Mutual in accordance with voting instructions obtained from the persons who own, or are receiving payments under, variable annuity contracts or variable life insurance policies issued in connection with the accounts, or in the same proportions as the shares which are so voted.

NORTHWESTERN MUTUAL CORPORATE STRUCTURE[1] (as of July 13, 2006)
Name of Subsidiary	Jurisdiction of Incorporation
Alexandra International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Amber, LLC – 100% ownership	Delaware
Baraboo, Inc. – 100% ownership	Delaware
Bayridge, LLC – 100% ownership	Delaware
Bradford, Inc. – 100% ownership	Delaware
Brendan International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Brian International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Burgundy, LLC – 100% ownership	Delaware
Carlisle Ventures, Inc. – 100% ownership	Delaware
Cass Corporation – 100% ownership	Delaware
Chateau, Inc. – 100% ownership of Common & Class B Preferred Stock	Delaware
Chateau, LLC – 100% ownership	Delaware
Chateau I, LP – 100% ownership	Delaware
Coral, Inc. – 100% ownership	Delaware
Diversey, Inc. – 100% ownership	Delaware
Elderwood International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Elizabeth International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Foxkirk, LLC – 100% ownership	Delaware
Frank Russell Company – 90.86% ownership	Washington
Frank Russell Investment Management Company – 90.86% ownership	Washington
Green Room Properties, LLC – 100% ownership	Delaware
Hazel, Inc. – 100% ownership	Delaware
Health Invest, LLC – 100% ownership	Delaware
Higgins, Inc. – 100% ownership	Delaware
Highbrook International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Hobby, Inc. – 100% ownership	Delaware
INV Corp. – 100% ownership	Delaware
Justin International FSC, Inc. – 100% ownership	U.S. Virgin Islands
JYD Assets, LLC – 100% ownership	Delaware
KerryAnne International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Klode, Inc. – 100% ownership	Delaware
Kristiana International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Lake Bluff, Inc. – 100% ownership	Delaware
Larkin, Inc. – 100% ownership	Delaware
Logan, Inc. – 100% ownership	Delaware
Lydell, Inc. – 100% ownership	Delaware
Mallon International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Maroon, Inc. – 100% ownership	Delaware
Mason & Marshall, Inc. – 100% ownership	Delaware
Mason Street Advisors, LLC – 100% ownership	Delaware
Mitchell, Inc. – 100% ownership	Delaware
NM Albuquerque Inc. – 100% ownership	New Mexico
NM Regal, LLC – 100% ownership	Delaware
NM-Exchange, LLC – 100% ownership	Delaware
NM Harrisburg, Inc. – 100% ownership	Pennsylvania
NM Imperial, LLC – 100% ownership	Delaware
NM Majestic Holdings, LLC – 100% ownership	Delaware
NMIS Alabama Agency, LLC – 100% ownership	Alabama
NMIS Massachusetts Insurance Agency, LLC – 100% ownership	Massachusetts

NMIS Georgia Agency, LLC – 100% ownership	Georgia
NML Buffalo Agency, Inc. – 100% ownership	New York
NML-CBO, LLC – 100% ownership	Delaware
NML Development Corporation – 100% ownership	Delaware
NML/Mid-Atlantic, Inc. – 100% ownership	New Jersey
NML Real Estate Holdings, LLC – 100% ownership	Wisconsin
NML Securities Holdings, LLC – 100% ownership	Wisconsin
NVOP, Inc. – 100% ownership	Delaware
NVOP, LLC – 75% ownership	Delaware
NVOP Fairfax Ridge – 75% ownership	Delaware
NW Pipeline, Inc. – 100% ownership	Texas
Network Planning Advisors, L.L.C. – 100% ownership	Wisconsin
New Arcade, LLC – 100% ownership	Wisconsin
Nicolet, Inc. – 100% ownership	Delaware
North Van Buren, Inc. – 100% ownership	Delaware
Northwestern Ellis Company – 100% ownership	Nova Scotia
Northwestern Foreign Holdings B.V. – 100% ownership	Netherlands
Northwestern International Holdings, Inc. – 100% ownership	Delaware
Northwestern Investment Management Company, LLC – 100% ownership	Delaware
Northwestern Long Term Care Insurance Company – 100% ownership	Illinois
Northwestern Mutual Investment Services, LLC – 100% ownership	Wisconsin
Northwestern Mutual Las Vegas, Inc. – 100% ownership	Nevada
Northwestern Mutual Life International, Inc. – 100% ownership	Delaware
Northwestern Mutual Series Fund, Inc. – 100%[2] ownership	Maryland
Northwestern Mutual Wealth Management Company – 100% ownership	Federal Savings Bank (subject to jurisdiction of the Office of Thrift Supervision)
Northwestern Real Estate Partnership Holdings, LLC – 100% ownership	Delaware
Northwestern Reinsurance Holdings N.V. – 100% ownership	Netherlands
Northwestern Securities Holdings, LLC – 100% ownership	Delaware
Northwestern Securities Partnership Holdings, LLC – 100% ownership	Delaware
Olive, Inc. – 100% ownership	Delaware
Painted Rock Development Company – 100% ownership	Arizona
Park Forest Northeast, Inc. – 100% ownership	Delaware
RE Corporation – 100% ownership	Delaware
Regina International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Rocket Sports, Inc. – 100% ownership	Texas
Russell Investment Funds – 90.86% ownership	Massachusetts
Russet, Inc. – 100% ownership	Delaware
Scotty, LLC – 100% ownership	Delaware
Sean International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Solar Resources, Inc. – 100% ownership	Wisconsin
St. James Apartments, LLC – 100% ownership	Delaware
Stadium and Arena Management, Inc. – 100% ownership	Delaware
Strategic Employee Benefit Services of New Mexico, Inc. – 100% ownership	New Mexico
Summit Mall, LLC – 100% ownership	Delaware
Travers International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Tupelo, Inc. – 100% ownership	Delaware
Walden OC, LLC – 100% ownership	Delaware
White Oaks, Inc. – 100% ownership	Delaware

(1)

Certain subsidiaries are omitted on the basis that, considered in the aggregate at year end 2005, they did not constitute a significant subsidiary as defined by Regulation S-X. Except for certain Real Estate

Partnerships/LLCs/Equity Interests, includes general account NM investments where NM’s ownership interest is greater than 50%. Excluded is the entire corporate structure under Frank Russell Company.

(2)	Aggressive Growth Stock, Asset Allocation, Growth Stock, High Yield Bond, Index 400 Stock, Index 500 Stock, International Equity, Large Cap Core Stock, Municipal Bond, Select Bond, Small Cap Growth Stock.

Item 29.	Indemnification

(a) That portion of the By-laws of the Depositor, Northwestern Mutual, relating to indemnification of Trustees and officers is set forth in full in Article VII of the By-laws of Northwestern Mutual, amended by resolution and previously filed as Exhibit A(6)(b) to the registration statement of Northwestern Mutual Variable Life Account (File No. 333-59103) on July 15, 1998.

(b) Section 10 of the Distribution Agreement dated May 1, 2006 between Northwestern Mutual and Northwestern Mutual Investment Services, LLC (“NMIS”) provides substantially as follows:

B. Indemnification by Company. The Company agrees to indemnify, defend and hold harmless NMIS, its successors and assigns, and their respective officers, directors, and employees (together referred to as “ NMIS Related Persons”), from any and all joint or several losses, claims, damages or liabilities (including any reasonable investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted), to which NMIS and/or any NMIS Related Persons may become subject, under any law, regulation or NASD rule, at common law or otherwise, that arises out of or are based upon (i) any breach of this Agreement by the Company and (ii) any untrue statement of or omission to state a material fact (except for information supplied by or on behalf of NMIS or for which NMIS is responsible) contained in any Registration Statement, Contract prospectus, SAI or supplement thereto or in any Marketing Material.

This indemnification shall be in addition to any liability that the Company may otherwise have; provided, however, that no person shall be entitled to indemnification pursuant to this provision for any loss, claim, damage or liability due to the willful misfeasance, bad faith or gross negligence or reckless disregard of duty by the person seeking indemnification.

C. Indemnification by NMIS. NMIS agrees to indemnify, defend and hold harmless the Company, its successors and assigns, and their respective officers, trustees or directors, and employees (together referred to as “ Company Related Persons”), from any and all joint or several losses, claims, damages or liabilities (including any reasonable investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted), to which the Company and/or any Company Related Persons may become subject, under any law, regulation or NASD rule, at common law or otherwise, that arises out of or are based upon (i) any breach of this Agreement by NMIS and (ii) any untrue statement of or omission to state a material fact (except for information supplied by or on behalf of the Company or for which the Company is responsible) contained in any Registration Statement, Contract prospectus, SAI or supplement thereto or in any Marketing Material, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon information furnished in writing by NMIS to the Company specifically for use in the preparation of the aforesaid material.

This indemnification shall be in addition to any liability that NMIS may otherwise have; provided however, that no person shall be entitled to indemnification pursuant to this provision for any loss, claim, damage or liability due to the willful misfeasance, bad faith or gross negligence or reckless disregard of duty by the person seeking indemnification.

D. Indemnification Generally. Any person seeking indemnification under this section shall promptly notify the indemnifying party in writing after receiving notice of the commencement of any action as to which a claim for indemnification will be made; provided, however, that failure to so notify the indemnifying party shall not relieve such party from any liability which it may have to such person otherwise than on account of this section.

The indemnifying party shall be entitled to participate in the defense of the indemnified person but such participation will not relieve such indemnifying party of the obligation to reimburse the indemnified party for reasonable legal and other expenses incurred by such party in defending himself, herself or itself.

Item 30.	Principal Underwriters

(a) NMIS is the principal underwriter of the securities of the Registrant. NMIS also acts as the principal underwriter for the NML Variable Annuity Account A (811-21887), the NML Variable Annuity Account B (811-1668), the NML Variable Annuity Account C (811-21886), and the Northwestern Mutual Variable Life Account (811-3989).

(b) As of June 1, 2006, the directors and officers of NMIS are as follows:

Name	Position
Jason T. Anderson	Assistant Treasurer
Mark J. Backe	Secretary
Rebekah B. Barsch	Vice President, Investment Product Lines
William H. Beckley	Director
Mark S. Bishop	Director, Field Supervision
Michael G. Carter	Vice President, Field Services and Support
Walter J. Chossek	Treasurer
Eric P. Christophersen	Vice President, Comliance/Best Practices
Gloster B. Current	Vice President, Variable Life Servicing
David J. Dorshorst	Director, Compensation
Michael S. Ertz	Director, Recruiting and Retention
Christina H. Fiasca	Director
Dennis J. Fitzpatrick	Director, Supervision of Todd Business
Carol J. Flemma	Director, Business Development
Stephen J. Frankl	Vice President, Field Training and Development
Don P. Gehrke	Director, Retail Investment Operations
Mark J. Gmach	Regional Vice President, Field Supervision
David P. Harley	Assistant Director of Compliance
Laila V. Hick	Assistant Director, NMIS Policy Standards Development
Karla D. Hill	Director, Human Resources
Patricia J. Hillman	Director, Annuity Operations
Diane B. Horn	Director, BD Operations Compliance; Policy, Procedures & Communications, Anti-Money Laundering Compliance Officer
Robert J. Johnson	Director, Compliance Oversight; Chief Compliance Officer of NMIS Registered Investment Advisor

Martha M. Kendler	Director, Annuity Product Line
John L. Kordsmeier	Vice President, Variable Life Sales
Gregory S. Leslie	Compliance Registered Options Principal (CROP)
Jean M. Maier	Director; Senior Vice President, Insurance Operations
Meridee J. Maynard	Senior Vice President, Life Product
Mac McAuliffe	Regional Vice President
Allan J. McDonell	Director, Retail Investment Services; Senior Registered Options Principal (SROP)
Jeffrey L. Michaelson	Assistant Director, Mutual Funds
Joanne M. Migliaccio	Director, Contract, License and Registration
Lynn A. Milewski	Director, Annuity Operations
Jay W. Miller	Vice President, Advanced Planning
Diana L. Moro-Goane	Director, Marketing Materials Review
Jennifer Murphy	Assistant Secretary
Timothy Nelson	Director, Market Conduct
Jeffrey J. Niehaus	Director, Business Retirement Markets
Jennifer O’Leary	Assistant Treasurer
Daniel J. O’Meara	Regional Vice President, Field Supervision
Michael J. Patkunas	Regional Vice President
Chris E. Peterson	Regional Vice President
Georganne K. Prom	New Business Compliance Coordinator
Michael A. Reis	Assistant Treasurer
Daniel A. Riedl	Senior Vice President and Chief Operating Officer
Charles D. Robinson	Senior Vice President, IPS Strategy
Robin E. Rogers	Assistant Director, License & Registration
John E. Schlifske	Director; President and CEO
Calvin R. Schmidt	Vice President, Investment Product Operations & Systems
Richard P. Snyder	Director, Mutual Funds
William H. Taylor	Director, Financial Security Planning
Kellen A. Thiel	Director, Managed Products
Donald G. Tyler	Vice President, Investment Products and Sales
Thomas A. Waisnor	Regional Vice President
Alan M. Werth	Third Party Sales Consultant
Anne C. Wills	Director, Variable Product Compliance
Donald R. Wilkinson	Vice President, Field Management
Jeffrey B. Williams	Vice President, Compliance Risk Management & Chief Compliance Officer of NMIS Broker-Dealer, Executive Representative
Brian D. Wilson	National Sales Director
Robert J. Wright	Director, Russell Distribution and Planning

The address for each director and officer of NMIS is 611 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(c) Not applicable. Registrant has not commenced operations.

Item 31.	Location of Accounts and Records

All accounts, books or other documents required to be maintained in connection with the Registrant’s operations are maintained in the physical possession of Northwestern Mutual at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 32.	Management Services

There are no management-related service contracts, other than those referred to in Part A or Part B of this Registration Statement, under which management-related services are provided to the Registrant and pursuant to which total payments of $5,000 or more were made during any of the last three fiscal years.

Item 33.	Fee Representation

To be provided by pre-effective amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Northwestern Mutual Variable Life Account II, has duly caused this Registration Statement to be signed on its behalf, in the City of Milwaukee, and State of Wisconsin, on the 28th day of July, 2006.

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II (Registrant)

		By	THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY (Depositor)

Attest:	/s/ ROBERT J. BERDAN	By:	/s/ EDWARD J. ZORE
	Robert J. Berdan, Vice President, General Counsel and Secretary		Edward J. Zore, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the Depositor on the 28th day of July, 2006.

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY (Depositor)

Attest:	/s/ ROBERT J. BERDAN	By:	/s/ EDWARD J. ZORE
	Robert J. Berdan, Vice President, General Counsel and Secretary		Edward J. Zore, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with the Depositor and on the dates indicated:

Signature	Title
/s/ EDWARD J. ZORE	Trustee, President and Chief Executive Officer; Principal Executive Officer
Edward J. Zore

/s/ GARY A. POLINER	Executive Vice President and Chief Financial Officer; Principal Financial Officer
Gary A. Poliner

/s/ JOHN C. KELLY	Vice President and Controller; Principal Accounting Officer
John C. Kelly

/s/ J. THOMAS LEWIS*	Trustee
J. Thomas Lewis

/s/ STEPHEN F. KELLER*	Trustee
Stephen F. Keller

/s/ KATHRYN D. WRISTON*	Trustee
Kathryn D. Wriston

/s/ BARRY L. WILLIAMS*	Trustee
Barry L. Williams

/s/ EDWARD E. BARR*	Trustee
Edward E. Barr

/s/ ROBERT C. BUCHANAN*	Trustee
Robert C. Buchanan

/s/ H. MASON SIZEMORE, JR.*	Trustee
H. Mason Sizemore, Jr.

/s/ JOHN J. STOLLENWERK*	Trustee
John J. Stollenwerk

/s/ GEORGE A. DICKERMAN*	Trustee
George A. Dickerman

/s/ JOHN E. STEURI*	Trustee
John E. Steuri

/s/ BARBARA A. KING*	Trustee
Barbara A. King

/s/ PETER M. SOMMERHAUSER*	Trustee
Peter M. Sommerhauser

/s/ JAMES P. HACKETT*	Trustee
James P. Hackett

/s/ JOHN M. BREMER*	Trustee
John M. Bremer

/s/ PETER W. BRUCE*	Trustee
Peter W. Bruce

/s/ DAVID A. ERNE*	Trustee
David A. Erne

/s/ MARGERY KRAUS*	Trustee
Margery Kraus

/s/ CONNIE K. DUCKWORTH*	Trustee
Connie K. Duckworth

/s/ ULICE PAYNE, JR.*	Trustee
Ulice Payne, Jr.

/s/ DAVID J. DRURY*	Trustee
David J. Drury

/s/ HANS HELMEICH*	Trustee
Hans Helmerich

*By:	/s/ EDWARD J. ZORE
Edward J. Zore, Attorney in fact, pursuant to the Power of Attorney attached hereto

Each of the signatures is affixed as of July 28, 2006

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

TRUSTEES’

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned Trustees of THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY, organized by a special act of the Wisconsin Legislature (the “Company”), by his or her execution hereof, or an identical counterpart hereof, does hereby constitute and appoint each or either of Edward J. Zore and John M. Bremer, as his or her attorney-in-fact and agent, and in his or her name, place and stead, to execute and sign any registration statement, including any pre-effective or post-effective amendments thereto, together with all exhibits and schedules thereto and other documents and instruments associated therewith to be filed on either Form N-4 or Form N-6 (or on any other applicable form) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 and/or the Investment Company Act of 1940 in connection with variable contracts issued through separate accounts that are established by the Company, including the following:

(a)	NML Variable Annuity Account A (333-72913);

(b)	NML Variable Annuity Account A (Fee-Based) (333-133380);

(c)	NML Variable Annuity Account B (2-29240);

(d)	Select Variable Annuity Fee-Based (333-33232);

(e)	NML Variable Annuity Account C (2-89905-01);

(f)	NML Variable Annuity Account C (Network Edition) (333-133381);

(g)	Northwestern Mutual Variable Life Account (2-89972);

(h)	Northwestern Mutual Variable CompLife (33-89188);

(i)	Northwestern Mutual Variable Executive Life (333-36865);

(j)	Northwestern Mutual Variable Joint Life (333-59103); and

(k)	The new Variable Life Contracts to be issued through the Northwestern Mutual Variable Life Account II and filed with the SEC beginning in July, 2006.

Each of the undersigned does hereby further authorize each or either of said attorneys-in-fact and agents to make said filings with the SEC and with any federal or state securities or insurance regulatory authority as they determine to be required or necessary. Each of the undersigned hereby ratifies and confirms all acts of each and either of said attorneys-in-fact and agents which they may lawfully do or cause to be done by virtue hereof. As used herein, “variable contracts” means any contracts providing for benefits or values which may vary according to the investment experience of the separate account associated therewith, including variable annuity contracts and variable life insurance policies.

IN WITNESS WHEREOF, each of the undersigned has hereunto set his hand this 26th day of July, 2006.

/s/ EDWARD E. BARR	Trustee
Edward E. Barr

/s/ JOHN M. BREMER	Trustee
John M. Bremer

/s/ PETER W. BRUCE	Trustee
Peter W. Bruce

/s/ ROBERT C. BUCHANAN	Trustee
Robert C. Buchanan

/s/ GEORGE A. DICKERMAN	Trustee
George A. Dickerman

/s/ DAVID J. DRURY	Trustee
David J. Drury

/s/ CONNIE K. DUCKWORTH	Trustee
Connie K. Duckworth

/s/ DAVID A. ERNE	Trustee
David A. Erne

/s/ JAMES P. HACKETT	Trustee
James P. Hackett

/s/ HANS HELMERICH	Trustee
Hans Helmerich

/s/ STEPHEN F. KELLER	Trustee
Stephen F. Keller

/s/ BARBARA A. KING	Trustee
Barbara A. King

/s/ MARGERY KRAUS	Trustee
Margery Kraus

/s/ J. THOMAS LEWIS	Trustee
J. Thomas Lewis

/s/ ULICE PAYNE, JR.	Trustee
Ulice Payne, Jr.

/s/ H. MASON SIZEMORE, JR.	Trustee
H. Mason Sizemore, Jr.

/s/ PETER M. SOMMERHAUSER	Trustee
Peter M. Sommerhauser

/s/ JOHN E. STEURI	Trustee
John E. Steuri

/s/ JOHN J. STOLLENWERK	Trustee
John J. Stollenwerk

/s/ BARRY L. WILLIAMS	Trustee
Barry L. Williams

/s/ KATHRYN D. WRISTON	Trustee
Kathryn D. Wriston

/s/ EDWARD J. ZORE	Trustee
Edward J. Zore

EXHIBIT INDEX

EXHIBITS FILED WITH REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

FOR

CUSTOM VARIABLE UNIVERSAL LIFE

Exhibit	Description
(a)	Resolution of Board of Trustees of The Northwestern Mutual Life Insurance Company establishing the Account, dated March 22, 2006	Filed herewith

(c)	Distribution Agreement Between The Northwestern Life Insurance Company and Northwestern Mutual Investment Services, LLC, dated May 1, 2006	Filed herewith

(d)1	Form of Northwestern Mutual Flexible Premium Variable Adjustable Life Insurance Policy, TT.CVUL. (0107)	Filed herewith

(d)2(a)	Waiver Benefit: Payment of Selected Monthly Premium Upon Total Disability, TT.VUL.UL.SMP.(0107)	Filed herewith

(d)2(b)	Waiver Benefit: Payment of Specified Monthly Charges Upon Total Disability, TT.VUL.UL.SMC.(0107)	Filed herewith

(d)2(c)	Additional Purchase Benefit, TT.VUL.APB.(0107)	Filed herewith

(d)2(d)	Endorsement Regarding Qualification Of Variable Life Policy As A Life Insurance Contract, AMDT.FLSF.(0199)	Filed herewith

(e)	Form of Northwestern Mutual Life Insurance Application, 90-1 L.I.(0198) with Application Supplement, (90-1.CVUL.Supp.(0107)	Filed herewith

(h)1(a)(2)	Amendment No. 1 dated August 7, 2000 to the Participation Agreement dated March 16, 1999 Among Russell Insurance Funds, Russell Fund Distributors, Inc. and The Northwestern Mutual Life Insurance Company	Filed herewith